PETROBRAS ENERGIA PARTICIPACIONES S.A.

Consolidated Financial Statements and Summary of Events

as of September 30, 2006 and 2005

Independent Accountant´s Review Report

International Context

During 2006 third quarter, the world economy grew at a moderate pace, affected by a meager performance of the activity level in the United States. The US economic growth (1.6% according to preliminary estimates) combined some positive factors such as the renewed progress in consumption and corporate investment and some negative factors such as the strong drop in residential investment and a higher than expected increase in imports. Influenced by the weak growth performance, in addition to a smoother price dynamics supported by the drop in the price of energy, the Federal Reserve kept the reference interest rate unchanged (5.25%) after 17 consecutive increases. Long-term interest rate showed a clear downward trend throughout the quarter, averaging 4.90%, while the dollar appreciated on a sustained basis against the yen and remained stable against the Euro.

The Chinese economy keeps growing at rates of 10% but has shown signs of a slight slowdown in recent months. China’s record trade surpluses fuelled new claims by foreign countries in favor of the yuan appreciation. Economic growth in Japan was low during the second quarter, with a somewhat weak private consumption and an unexpected slowdown in corporate investment in spite of the good export performance. Europe, in turn, showed an unusually high rate of growth of approximately 3%.

Oil

During 2006 third quarter, oil price averaged 70.6 dollars per barrel, with peaks near 77 dollars, but with a sharp slowdown by the end of the period.

Though prices hit record levels in July and August, worsened by the geopolitical uncertainty posed by conflicts in Iran, Nigeria and between Israel and the Lebanon, as well as fears for the imminent hurricane season, the decreased seriousness of such factors resulted in a strong price drop to 60 dollars, also in line with low levels of demand and adequate supply volumes.

According to preliminary data, demand grew 1.08 million barrels per day in the period under review compared to the same period of previous year, at a 1.3% rate. Purchases by developed countries, however, dropped in aggregate terms by 0.04 million barrels per day. Supply, also according to preliminary figures, increased by 1.48 million barrels per day in 2006 quarter compared to 2005 second quarter (1.8%), resulting in a significant world oversupply of 1.54 million barrels per day.

Regarding international discounts in terms of quality (API degrees and sulfur content), the gap between light and heavy crude oils increased even more since light crude oil prices averaged above the WTI reference price.

Argentina

The Argentine economy continued growing at an accelerated pace, showing growth rates above 8% during 2006 quarter. Construction appears to be the most dynamic sector and consumption also shows significant progress encouraged by credit availability and the recovery of real wages. The industry, with the use of installed capacity remaining above 70%, grew 7.9%.

Surplus supply of foreign currency continued as a consequence of an improved trade surplus and the inflow of funds through the capital account, but the exchange rate increased up to 3.10 pesos per dollar, fuelled by interventions by the Banco Central in the exchange market, which acquired international reserves in the amount of 2.5 billion dollars. Inflation kept at about 10% yoy and remained contained by new sectoral agreements on prices.

Primary surplus of the public sector rose in nominal terms but slightly shrank in terms of GDP. Expenses (increased capital expenditures being worth a mention) rose at a higher pace than income. The Government publicly offered again government bonds and obtained a 8.40% rate. The Argentine country risk averaged 340 basis points, with a sustained downward trend throughout the quarter.

The country’s oil production recorded an accumulated 2.4% drop for the year, but showed a more moderate decline pace in the July-August bimester (0.4%). The use of installed capacity in refining operations averaged 95% in 2006 quarter, giving rise to a new increase in volumes of oil processed. The fuels domestic market, in turn, continued growing in line with the improved activity level. The demand for diesel oil increased by 4.9% (July-August), while gasoline demand rose 15%, with an over 40% improvement in Premium gasoline and a continued drop in regular gasoline (-16.6%). The demand for CNG dropped by 2.2%. A series of measures were adopted by the Government to secure supply of diesel oil, a market where domestic production showed a deficit status and was unable to meet the growing domestic demand.

While natural gas production during the first 8 months of the year recorded a 0.5% increase, a 1.9% yoy drop was recorded during the last two-month period. The demand for gas, in turn, increased 2.4% between July and August, mainly boosted by the industry (15.6%) and showed lower consumption by the rest of users (residential, generation plants, CNG). Gas exports exhibited a strong drop (-33%). The government increased taxes on gas exports.

The demand for electricity increased 4.7% yoy in 2006 quarter. The Secretary of Energy launched a series of measures giving priority to supply to residential customers with the generation supply currently available and promoting interconnection of additional supply to meet incremental demand from large users. In addition, specific expenses for energy infrastructure works were authorized under a decree.

Ecuador

During the third quarter, the Ecuadorian economy continued its upward trend as in previous years, boosted by the manufacturing industry, the retail business and financial services as well as by high crude oil prices and extraordinary income from fields reverted to the US company Occidental Petroleum. Inflation showed an accumulated 2.37% increase by September (3.21% measured in 12 mobile months), mitigating the peak level recorded early in the year. Within this context, trade and current account surpluses remain unchanged allowing the country to continue keeping high levels of fiscal surplus and international reserves. Though the country risk exceeded the region’s levels, it is near its historic low at a quarterly average of 522 bps.

The beforementioned contract reversion to Occidental Petroleum had an impact on oil production levels and implied the suspension, at least temporarily, of negotiations between the USA and Ecuador in connection with the free trade agreement between them.

Peru

During the third quarter of 2006, the Peruvian economy continued growing at high rates. This led the Banco Central authorities to change the growth estimate for the current year up to 6.5%. The good performance was attributable to the construction, trade, extraction industry sectors (exports of minerals is worth a mention with record prices) and the manufacturing sector. The upward trend in retail prices at the beginning of the year stabilized with an accumulated 1.36% rise in September (2% measured in 12 mobile months), reaching almost the lowest limit of the intended inflation target. Wholesale prices, in turn, recorded an accumulated 1.28% rise (2.69% measured in 12 mobile months) by September.

Exchange rates continued its appreciating trend and averaged 3.24 soles per dollar during the quarter. The interbank average interest rate in soles was 4.5%, without major changes compared to the previous quarter. The country risk, in turn, averaged 144 basis points, the country’s lowest average level ever reached. In addition, employment also recorded a 7% yoy improvement.

Regarding hydrocarbons, four exploratory wells and sixteen development wells were drilled during the quarter. In addition, five exploration and production contracts were signed (lots 121, Z-36, 114, 123 and 124). Liquid hydrocarbon production averaged 121,000 barrels per day, recording a 3% increase compared to previous quarter. In addition, natural gas production averaged 225 million cubic feet per day, 50% higher than in the previous quarter.

ANALYSIS OF CONSOLIDATED RESULTS

In accordance with the procedures set forth in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, or FACPCE, we have consolidated line by line on a proportional basis our financial statements with the financial statements of companies over which we exercise joint control. The Company exercises joint control over Citelec, Distrilec and CIESA.

The Company has consolidated line by line the assets, liabilities, income (loss) and cash flows of CIESA and Distrilec. The Company has not consolidated proportionately its equity interest in Citelec by virtue of the commitment to divest its interest in Transener assumed by Petrobras Energía S.A., as provided under the Resolution issued by Comisión Nacional de Defensa de la Competencia  (Argentine Antitrust Commission) approving the transfer of control of Petrobras Energía Participaciones S.A.to Petróleo Brasileiro S.A. - Petrobras.

While in accordance with generally accepted accounting principles we have proportionately consolidated the results of CIESA and Distrilec in our financial statements, our Management evaluates our business analyzing the results and financial condition separately from the results and financial condition of companies under joint control. Consequently, and in line with the internal vision of business management, the discussion below is presented on the basis of our consolidated results without considering the effects of the proportional consolidation of CIESA or Distrilec and, therefore, is not directly comparable to the corresponding financial data set forth in our financial statements.

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

Conversion of operating agreements in Venezuela into mixed companies began to have economic effects as from April 1, 2006. Pursuant to the terms and conditions of the Memorandums of Understanding executed with Petróleos de Venezuela S.A. and Corporación Venezolana del Petróleo S.A., consolidation of the results of the above mentioned operations on a line by line basis was discontinued as from this date, such results being shown in net terms under Equity in Earnings of Affiliates.

The table below shows the Company’s results of operations for the three-month periods ended September 30, 2006 and 2005 under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of affiliates under joint control. To such effect, the results of CIESA and Distrilec (both of which are presented under proportional consolidation) are shown under “Equity in Earnings of Affiliates”.

(in millions of pesos)

Net income: Net income for 2006 quarter increased P$42 million to P$187 million from P$145 million in 2005 quarter. Operations for 2006 quarter developed within an international context characterized by record oil prices which had an impact on oil by-products.

Net sales: Net sales increased P$231 million to P$2,683 million from P$2,452 million in 2005 quarter. Net sales for 2005 quarter include P$274 million attributable to consolidation of operations in Venezuela. Excluding the mentioned consolidation, net sales increased P$505 million. This improvement mainly results from the significant rise in the price of the WTI and gas, electricity, petrochemicals and refined products not subject to government measures to control inflation. Net sales for the Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals, Hydrocarbon Marketing and Transportation, and Electricity business segments increased P$307 million, P$155 million, P$113 million, P$55 million and P$36 million, respectively. Intercompany sales rose P$163 million.

Gross profit: Gross profit for 2006 quarter fell P$103 million, to P$697 million from P$800 million. Gross profit for 2005 quarter includes P$137 million attributable to consolidation of operations in Venezuela. Excluding the mentioned consolidation, gross profit increased P$34 million. In line with a favorable context in terms of international prices, gross profit for the Oil and Gas Exploration and Production and Electricity business segments rose P$188 million and P$17 million, respectively. Conversely, gross profit for the Refining and Distribution business segment declined P$68 million in line with the restrictions to pass through the significant increase in the price of WTI to domestic market sales prices.

Administrative and selling expenses: Administrative and selling expenses rose P$31 million to P$246 million from P$215 million in 2005 quarter, primarily as a result of higher transportation and freight costs from refining and distribution activities.

Other operating income (expense), net: Other operating income (expense), net totaled P$30 million and P$126 million losses for 2006 and 2005 periods, respectively. Without consolidation of operations in Venezuela, other operating income (expense) net recorded P$80 million and P$126 million losses, respectively. Higher expenses in 2005 quarter are attributable to an increased impairment allowance for tax credits in the amount of P$47 million in 2005, which totaled P$10 million in the period under review.

Operating income: Operating income recorded a P$39 million drop to P$409 million in 2006 quarter from P$448 million in 2005 quarter. Operating income for 2006 and 2005 quarters includes P$50 million and P$138 million gains, respectively, attributable to consolidation of operations in Venezuela. Excluding the mentioned consolidation, operating income increased P$49 million to P$359 million. Operating income for the Oil and Gas Exploration and Production and Electricity business segments rose P$234 million and P$13 million, respectively. Conversely, operating income for the Refining and Distribution and Petrochemicals business segments declined P$92 million and P$19 million, respectively, and in addition, due to the increase in the level of crude oil inventories produced by the Company and by-products produced in the refineries, elimination of unrealized profits increased by P$92 million. As a consequence of the extension of the scheduled shutdown at San Lorenzo Refinery for an overall revamping, which allowed to increase the refining capacity by 33%, inventories accumulated above mean technical values.

Equity in earnings of affiliates: Equity in earnings of affiliates totaled P$58 million and P$60 million in 2006 and 2005 quarters, respectively. See “Analysis of Equity in Earnings of Affiliates”.

Other income, net: Other expenses, net totaled losses of P$3 million and P$13 million in 2006 and 2005 quarters, respectively.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) accounted for P$76 million and P$207 million losses in both periods, respectively. The 2005 quarter includes losses of P$68 million attributable to crude oil derivative transactions which ended in December 2005, and P$39 million, mainly derived from exchange differences in Venezuela incurred for the transfer abroad of the foreign currency necessary to settle financial commitments, in view of the changes in methods of payment of the compensation provided in operating agreements.

Income Tax:  Income tax charge accounted for P$142 million and P$115 million losses in 2006 and 2005 quarters, respectively.

ANALYSIS OF OPERATING INCOME

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$146 million to P$645 million from P$499 million in the same quarter of previous year.

Operating income for 2006 and 2005 includes gains of P$50 million and P$138 million, respectively, attributable to operations in Venezuela. Without consolidation of operations in Venezuela, operating income for the business segment increased P$234 million.

The table below shows the Company’s operating income breakdown for this business segment:

Net sales: Net sales for the Oil and Gas Exploration and Production business segment increased P$33 million to P$1,262 million in 2006 quarter from P$1,229 million in 2005 quarter. In 2006 quarter, the average sales price per barrel of oil, including the effect of taxes on exports, rose 43.9% to P$146.5, and oil and gas daily sales volumes declined 21.5% to 135.3 thousand barrels of oil equivalent.

Net sales in 2005 quarter include P$274 million attributable to consolidation of operations in Venezuela.  Excluding the mentioned consolidation, net sales for this business segment increased P$307 million.

The table below shows sales broken down by product and by country for the business segment, without consolidation of operations in Venezuela:

(in millions of pesos)

2006			2005			Variations (in %)		
	Volume (M Bbl/d)	Average prices ($ / Bbl)	Total (MM$)	Volume (M Bbl/d)	Average prices ($ / Bbl)	Total (MM$)	Volume (M Bbl/d)	Average prices ($ / Bbl)	Total
Crude oil									
- Argentina	58,9	129,1	700	48,8	105,9	475	20,7%	21,9%	47,4%
- Ecuador	10,0	186,6	172	12,3	153,3	173	-18,7%	21,7%	-0,6%
- Perú	13,1	195,7	235	12,9	169,6	202	1,1%	15,4%	16,3%
- Bolivia	1,3	130,3	16	1,2	66,7	8	7,3%	95,4%	100,0%
	83,3	146,5	1.123	75,3	123,9	858	10,7%	18,3%	30,9%

	2006			2005			Variations (in %)		
	Volume (MM p3/d)	Average prices ($ / M p3)	Total (MM$)	Volume (MM p3/d)	Average prices ($ / M p3)	Total (MM$)	Volume (MM p3/d)	Average prices ($ / M p3)	Total
Gas									
- Argentina	259,3	3,2	77	240,2	2,8	62	8,0%	14,2%	24,2%
- Perú	13,2	9,2	11	12,5	4,5	5	5,4%	105,8%	120,0%
- Bolivia	39,4	12,6	46	36,5	7,8	26	8,1%	61,5%	76,9%
	311,9	4,7	134	289,1	3,5	93	7,9%	33,4%	44,1%

	2006			2005			Variations (in %)		
	Volume (M Bbl/d)	Average prices ($ / Bbl)	Total (MM$)	Volume (M Bbl/d)	Average prices ($ / Bbl)	Total (MM$)	Volume (M Bbl/d)	Average prices ($ / Bbl)	Total
Crude oil equivalent									
- Argentina	102,1	82,7	777	88,8	65,7	537	15,0%	25,9%	44,7%
- Ecuador	10,0	187,0	172	12,3	152,9	173	-18,7%	22,3%	-0,6%
- Perú	15,3	175,1	246	15,0	149,8	207	1,7%	16,9%	18,8%
- Bolivia	7,9	85,4	62	7,3	50,6	34	8,0%	68,9%	82,4%
	135,3	101,0	1.257	123,5	83,7	951	9,6%	20,6%	32,2%
Other services			5			4			
Total			**1.262**			**955**

In the period under review sales volumes increased 9.6% to 135.3 thousand barrels of oil equivalent. Daily production volumes of oil equivalent rose 8% to 146 thousand barrels of oil equivalent, mainly due to the gradual development of Block 18, in Ecuador, where production volumes reached 24.1 thousand barrels of oil equivalent (compared to 18.3 thousand barrels of oil equivalent in the previous quarter) and, to a lesser extent, a 4.9% growth in production volumes in Argentina as a result of the successful investments made in the drilling and workover campaigns which allowed to reverse the declining production curve of predominantly mature fields.

Crude oil sales increased 30.9% in 2006 quarter as a consequence of an 18.3% rise in average prices in line with international reference prices and a 10.7% increase in sales volumes. The rise in sales volumes is mainly attributable to: (i) an improvement in production, and (ii) a reduction in the level of inventories in Argentina attributable to lower sales volumes in 2005 quarter and the accumulation of inventories resulting from the scheduled plant shutdown at Bahía Blanca refinery. These positive effects were partially offset by increased sales in Ecuador in 2005 quarter due to the delivery of a shipment postponed from 2005 second quarter due to operating delays at Petroecuador facilities.

Gas sales increased 44.1% as a result of a 33.4% improvement in average sales prices and a 7.9% increase in sales volumes. Gas sales prices significantly rose in Peru and Bolivia as a consequence of a strong increase in the fuel oil price, which is included in the formula for calculation of the sales price in both countries. The improvement in gas sales prices in Argentina was mainly attributable to the renegotiation of certain contracts as a consequence of the deregulation of the gas price for industries and electricity generation companies and the rise in international reference prices some gas contracts are subject to. This was partially offset by the increase in taxes on exports in July 2006. Higher gas sales volumes in Argentina were mainly attributable to the start up of the project for the interconnection of Santa Cruz I area production poles. This allowed to transport gas and condensate reserves on an integrated basis from the Austral basin fields to the General San Martin gas pipeline as from 2006 first quarter.

Gross profit: Gross profit for the business segment increased P$51 million to P$749 million in 2006 quarter from P$698 million. Without consolidation of operations in Venezuela, gross profit rose 33.5% or P$188 million. Gross margin on sales slightly increased to 59.4% in 2006 quarter from 58.7% in 2005 quarter due to the price effect mentioned above. In addition, the Company recorded a P$30 million gain in 2006 quarter derived from the reversal of the allowance recorded in 2006 second quarter due to the enforcement of the Hydrocarbons Law in Ecuador passed in April 2006. Palo Azul field was exempted from the effects of the new law. Conversely, the lifting cost rose 31% to P$13.1 per barrel of oil equivalent, mainly due to the rise in costs in Argentina as a result of: (i) inflation particularly affecting oil service rates and compensations, and (ii) higher electric power costs derived from scheduled price increases.

Administrative and selling expenses: Administrative and selling expenses increased P$4 million to P$69 million in 2006 quarter from P$65 million in 2005 quarter.

Exploration expenses: Exploration expenses totaled P$12 million in 2006 quarter and P$11 million in 2005 quarter. In 2006 quarter, exploration expenses were mainly associated with seismic interpretation and unproductive exploratory wells in Argentina.

Other operating income (expense), net: Without consolidation of operations in Venezuela, other operating income (expense), net included losses of P$73 million and P$123 million, respectively. Increased expenses for 2005 quarter are mainly attributable to an impairment allowance for tax credits in the amount of P$47 million in 2005. Costs associated with the unused transportation capacity under the agreement with Oleoducto de Crudos Pesados S.A. accounted for P$50 million and P$47 million losses in 2006 and 2005 quarters, respectively.

Refining and Distribution

Operating income: Operating income for the Refining and Distribution business segment included losses of P$168 million and P$76 million in 2006 and 2005 quarters, respectively. During 2006 quarter the business operating margins deteriorated again as a result of the 19% increase in crude oil costs, which could not be fully passed through to domestic sales prices due to the restrictions imposed under the price control measures currently in force.

The table below shows operating income breakdown for the Refining and Distribution business segment:

(in millions of pesos)

Gross profit: Gross profit for 2006 and 2005 quarters was negative at P$83 million and P$15 million, with negative gross margins of 7.3% and 1.5%, respectively.

Net sales: Net sales for refinery products rose 15.9% or P$155 million to P$1,130 million in 2006 quarter from P$975 million in 2005 quarter due to the combined effect of a 9.5% increase in sales prices attributable to the rise in international reference prices and higher sales volumes, specially gasoline and heavy distillates.

Crude oil volumes processed during 2006 third quarter declined 12.6% to 51.9 thousand barrels per day due to scheduled shutdowns at San Lorenzo Refinery.

Products not subject to government measures to control inflation reflected an average price increase of 28%, particularly aromatics, asphalts, heavy distillates, paraffins, benzene, motor gasoline for export and VGO.

Total sales volumes of gasoline rose 42% to 233 thousand cubic meters, due to higher export volumes and a 20% increase in sales to the domestic market as a result of a higher demand attributable to the strong growth in the automotive market.

Asphalt sales volumes fell 45.5%, primarily as a result of a decline in production volumes attributable to the works performed at San Lorenzo Refinery during 2006 quarter.

Heavy distillates sales volumes grew 24.0%, mainly as a result of increased fuel oil sales in the domestic market to supply power plants.

Total sales volumes of diesel oil increased 2.3% to 426.1 thousand cubic meters, due to a higher demand in the domestic market.

Administrative and selling expenses: Administrative and selling expenses rose to P$72 million from P$60 million in 2005 quarter, mainly due to higher compensation.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment declined P$19 million to P$31 million in 2006 quarter from P$50 million.

The table below shows operating income breakdown for the Petrochemicals business segment:

(in millions of pesos)

Net sales:  Net sales increased P$113 million to P$649 million in 2006 quarter from P$536 million in 2005 quarter (including eliminations of P$131 million and P$39 million, respectively), mainly due to the combined effect of improved sales prices and higher sales volumes.

The table below shows the sales breakdown for this business segment:

(in millions of pesos)

The increase in styrenics sales in Argentina is attributable to the combined effect of a 17.6% rise in sales volumes and a 14% improvement in prices. During 2006 third quarter, the styrene plant shutdown for approximately 60 days allowed to increase production capacity from 110 to 160 thousand tons per year and perform general maintenance works. Within this operating framework, ethylbenzene surplus was directed to Innova styrene plant in order to cover the lack of product availability.

The increase in styrenics sales in Brazil is attributable to the combined effect of a 22.2% improvement in prices and a 17.6% increase in sales volumes. The improvement in prices was reflected in all products in line with the increase in international reference prices. Higher volumes are mainly attributable to a 31.8% rise in styrene volumes as a result of a higher demand derived from new agreements with domestic customers as from October 2005.

Higher fertilizer sales are mainly attributable to a 24.6% increase in sales volumes as a result of a higher demand driven by favorable weather conditions which resulted in accelerated planting.

Gross profit: Gross profit declined 25.9% or P$21 million to P$60 million from P$81 million in the same period of previous year and gross margin on sales dropped to 9.2% from 15.1%, mainly as a result of a significant increase in raw material costs that could not be fully passed through to sales prices. This was partially offset by a reduction in benzene costs in the styrenics division in Brazil as a result of the agreements made with suppliers.

Administrative and selling expenses: Administrative and selling expenses rose to P$44 million from P$34 million mainly as a result of increased compensation and, to a lesser extent, increased freight expenses in line with higher export volumes.

Other operating income (expense), net: Other operating income (expense), net rose P$12 million to P$15 million in 2006 quarter, mainly due to the increase in the amount accrued for tax benefits granted under the Fundopem program, in Brazil.

Gas and Energy

Marketing and Transportation of Gas

Operating income: In 2006 quarter, operating income for the Marketing and Transportation of Gas business increased P$11 million to P$15 million from P$4 million.

The table below shows operating income breakdown for this business:

(in millions of pesos)

Net sales: Sales revenues in the period under review increased P$55 million or 35.3% to P$211 million from P$156 million, mainly due to the rise in prices of both gas and liquid fuels.

The table below shows the sales breakdown for this business:

The increase in sales prices for gas produced by the Company and imported gas is attributable to the deregulation of the gas price for industries and electricity generation companies on account of the scheduled price increases determined by the Secretary of Energy and to improved export prices resulting from higher international reference prices, partially offset by the rise in taxes on exports. Sales prices for liquid fuels increased as a consequence of higher international reference prices.

Higher gas sales volumes are attributable to the increase in the Company’s own production, mainly at the Austral basin, partially offset by lower volumes imported from Bolivia. The rise in liquid fuels sales volumes derives from higher production at Cerri Complex, owned by TGS.

Gross profit: Gross margin for 2006 quarter was positive at P$6 million compared to a loss of P$4 million in 2005 quarter. The loss recorded in 2005 quarter mainly derived from the effect of the strong rise in international reference prices applicable to gas imports from Bolivia, which could not be passed through to sales contracts.

Other operating income (expense), net: Other operating income (expense), net accounted for P$11 million and P$9 million gains in 2006 and 2005 quarters, respectively, due to technical assistance services provided to TGS’s technical operator.

Electricity

Operating income:  Operating income for the Electricity business increased P$13 million to P$53 million in 2006 quarter from P$40 million.

The table below shows operating income breakdown for the Electricity business, excluding the effects of proportional consolidation of Distrilec:

(in millions of pesos)

Electricity Generation

Net sales: Net sales of electricity generation increased P$37 million to P$138 million in 2006 quarter from P$101 million in 2005 quarter, basically due to the effect of a 35.4% improvement in generation prices.

The table below shows the sales breakdown for this business:

The increase in energy sales prices is primarily attributable to the scheduled price increases implemented as from 2004 fourth quarter by the Secretary of Energy in line with the recovery of gas prices.

The demand for energy in Argentina rose 4.7% in 2006 quarter, mainly supplied by hydroelectric plants. In this respect, the higher water supply at the Comahue Basin resulted in increased electricity generation at Pichi Picún Leufú, thus offsetting the reduced electricity generation at Genelba Power Plant. It should be pointed out that Genelba plant factor averaged 92% and 100%. The Power Plant availability factor averaged 99% and 100%, in 2006 and 2005, respectively.

Gross profit: Gross profit for the generation business grew P$15 million to P$58 million in 2006 quarter from P$43 million in 2005 quarter, mainly driven by improved prices in the wholesale electricity market in 2006 quarter, partially offset by higher generation costs derived from higher fuel gas costs at the thermal power plant.

Administrative and selling expenses: Administrative and selling expenses for the generation business totaled P$4 million and P$2 million in 2006 and 2005, respectively.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES

Equity in earnings of affiliates decreased P$2 million to P$58 million from P$60 million in the prior-year quarter, mainly due to losses resulting from our equity in the earnings of Distrilec, partially offset by gains resulting from our equity in the earnings of mixed companies in Venezuela.

The table below shows the Company’s equity in earning of affiliates, subsidiaries and companies under joint control for 2006 and 2005 quarters. In addition, the table shows equity in earnings of affiliates excluding the effects of proportional consolidation.

Mixed Companies in Venezuela: The results of operations in Venezuela for 2006 third quarter were estimated by the Company on the basis of the best information available as of such date. Entries made on the basis of the facts and circumstances described above may differ from those entries to be made once such facts and circumstances have been defined.

Equity in earnings of mixed companies that will operate the Oritupano Leona, La Concepción, Mata and Acema exploitation areas accounted for a P$12 million gain. Petrobras Energía’s direct and indirect interest in such areas is 22%, 36%, 34.5% and 34.5%, respectively.

Total sales attributable to companies that will operate the Oritupano Leona, La Concepción, Mata and Acema areas totaled P$638 million, P$238 million, P$55 million and P$29 million, respectively.  Daily sales volumes totaled 44.1 thousand barrels, 13.2 thousand barrels, 2.9 thousand barrels and 1.86 thousand barrels, respectively, at an average price per barrel of oil of US$50.7, US$64.5, US$63.6 and US$55.0, for each mixed company, respectively.

Compañía de Inversiones de Energía S.A. (CIESA): our equity in the earnings of CIESA totaled P$18 million in 2006 quarter and P$20 million in 2005 quarter.

Total sales revenues grew 18% to P$319 million, reflecting the 28.1% growth in unregulated revenues from the NGL production and marketing segment to P$177 million, mainly attributable to increased international reference# prices. In addition, sales revenues from the gas transportation segment increased 5.3% to P$122 million basically due to the execution of new firm transportation agreements in connection with the expansion of the San Martín pipeline completed in August 2005, which allowed to increase the transportation capacity by 2.9 MMm³/d.

Distrilec Inversora S.A. (Distrilec): Our equity in the earnings of Distrilec accounted for losses of P$27 million and P$8 million in 2006 and 2005 quarters, respectively.

Income from Edesur’s services declined 19.3% to P$260 million in 2006 quarter, mainly due to the reversal of income recognized until June 30, 2006 resulting from the temporary rise in the average rate provided under the Memorandum of Agreement between Edesur and UNIREN, partially offset by a 4.2% increase in the demand for electric power.

Edesur’s operating income was negative in both quarters, totaling P$113 million in 2006 and P$25 million in 2005. The decline recorded in the period under review mainly derives from: (i) the reversal of income relating to the Memorandum of Agreement mentioned above, (ii) a rise in costs for the purchase of electric power, and (iii) an increase in administrative and selling expenses derived from higher expenses for services under contract and compensations.

Petrobras Bolivia Refinación (PBR): Our equity in the earnings of PBR accounted for gains of P$28 million and P$25 million in 2006 and 2005 quarters, respectively. In both periods PBR operations were favorably impacted by high international reference prices, with improved contribution margins in 2006 quarter as a consequence of a 3% rise in average sales prices and a 5% increase in sales volumes.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the nine-month periods ended September 30, 2005, 2004, 2003 and 2002 does not have retroactive effect under the new professional accounting standards. The information below for the nine-month periods ended September 30, 2004, 2003 and 2002 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A.

Listed Price of the Company’s Share

Statistical Data

The information below for the nine-month periods ended September 30, 2004, 2003 and 2002 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A.

For the nine-month period ended September 30,				
	2006	2005	2004	2003	2002
Crude oil sales (thousands of barrels)					
Argentina	14.337	14.776	13.857	14.885	16.557
Venezuela	3.823	12.146	12.884	10.315	13.168
Peru	3.531	3.445	3.098	3.210	3.048
Bolivia	318	340	379	366	370
Ecuador	2.922	2.617	1.690	933	-
Total	24.931	33.324	31.908	29.709	33.143
Natural gas sales (thousands of cubic feets)					
Argentina	69.905	58.009	57.782	73.326	78.281
Venezuela	1.642	7.240	5.388	7.217	5.344
Peru	2.972	2.331	2.245	2.297	2.283
Bolivia	10.015	10.804	10.419	9.931	10.415
Total	84.534	78.384	75.834	92.771	96.323
Petrochemical sales (tons)					
Fertilizer	411.151	369.574	446.693	366.156	250.423
SBR	40.837	39.701	45.290	42.456	36.775
Styrene	183.290	122.358	107.822	98.079	90.126
Propylene	16.883	17.067	15.192	18.938	16.258
Polystyrene	136.333	120.426	121.855	106.337	114.142
Refining products sales					
Aromatics (tons)	24.373	38.629	30.251	41.277	44.519
Bencen (tons)	40.812	46.871	36.741	35.985	34.068
Gasoline (m3)	618.185	501.433	161.972	82.333	92.545
Gas Oil (m3)	1.284.517	1.307.856	680.619	626.327	460.905
Other middle distillates (m3)	12.589	11.639	4.902	9.496	10.086
Asfalts (tons)	131.205	139.758	81.820	56.972	27.168
Paraffins (tons)	104.607	127.675	107.303	97.392	100.686
Reformer plant products (tons)	92.025	100.836	57.170	55.401	48.649
Other heavy products (tons)	503.448	512.347	318.723	325.405	295.454
Electricity generation (gwh)					
Energy produced	4.905	4.559	4.586	3.944	3.990
Contracted sales	1.655	1.499	1.022	1.207	1.605
Spot sales	3.608	3.541	3.887	3.206	2.805
Total sales	5.263	5.040	4.909	4.413	4.410

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders, President and Directors of
Petrobras Energía Participaciones S.A.
Maipú 1, 22nd floor
Buenos Aires

Argentina

1. We have reviewed the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corporation) and its subsidiaries and jointly controlled entities as of September 30, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended, and notes 1 to 22. These financial statements are the responsibility of the Company’s management.

2. We conducted our review in accordance with auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements. These standards consist principally in applying analytical procedures to the financial data and inquiring of the individuals responsible for their preparation. As a review is substantially less in scope than an audit of annual financial statements, we do not express an opinion on the consolidated financial position of the Company and its subsidiaries and jointly controlled entities as of September 30, 2006, nor on the consolidated results of its operations, the consolidated changes in shareholders' equity and consolidated cash flows for the nine-month period then ended. We believe that our review and the review reports of the other professionals mentioned in paragraph 5 provide us with a reasonable basis to sustain the statement included in paragraph 9 below.

3. The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the National Securities Commission (“CNV”) regulations. They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

4. As further explained in note 2 to the consolidated financial statements, certain accounting practices applied by the Company conform to the accounting standards set forth by the CNV, but do not conform to accounting principles generally accepted in the United States. The effects of these differences have not been quantified by the Company.

5. The financial statements of the related companies Compañía de Inversiones de Energía S.A. (“CIESA”) and Distrilec Inversora S.A. (“Distrilec”) accounted for under the proportional consolidation method by Petrobras Energía Participaciones S.A. (“PEPSA”) as of September 30, 2006, were reviewed by other professionals, whose review reports were furnished to us. Our statement rendered in paragraph 9, insofar as it relates to the amounts included for such companies before considering the adjustments made by the Company disclosed in note 9 to the consolidated financial statements, is based solely on the reports of the referred professionals. The assets and net sales of such related companies incorporated by the proportional consolidation method before considering the referred adjustments, represent approximately 14% and 6% in the case of CIESA, and 7% and 6% in the case of Distrilec, of the related total consolidated amounts as of September 30, 2006 and for the nine-month period then ended.

6. The aforementioned review report issued by other professionals on CIESA’s financial statements as of September 30, 2006 contains qualifications regarding: (i) the non-recognition of the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003 as required by the professional accounting principles in force in the City of Buenos Aires but not allowed by the related regulations of the CNV, (ii) the uncertainty as to the ability of CIESA and its subsidiary Transportadora de Gas del Sur S.A. (“TGS”) to continue operating as a going concern, and (iii) the uncertainty as to the recoverability of CIESA and TGS’s non current assets if the assumptions underlying management’s projections about such assets do not materialize in the future. As described in note 9 to the consolidated financial statements, CIESA and its subsidiary TGS have been adversely affected by the Argentine Government’s adoption of several economic measures, including the redenomination into pesos of their rates (previously stated in US dollars), the ongoing renegotiation of the license and the devaluation of the peso. Additionally, CIESA entered in September 2005 into a debt restructuring agreement in connection with the debt on which it had previously defaulted, pending approval by certain regulatory authorities as of the date of this report. The plans of these related companies’ management in respect of the above are described in note 9 to the consolidated financial statements. The accompanying financial statements do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of CIESA incorporated by the proportional consolidation method represent approximately 14% and 6% of the related total consolidated amounts as of September 30, 2006 and for the nine-month period then ended.

7. Additionally, the aforementioned review report issued by other professionals on Distrilec’s financial statements as of September 30, 2006 contains qualifications regarding: (i) the uncertainty related to having recognized the fines pending payment according to the provisions of the Memorandum of Understanding signed by its subsidiary Empresa Distribuidora Sur S.A. (Edesur) with UNIREN (Public Utilities Agreement Renegotiation and Analysis Unit) as part of the concession agreement renegotiation process, while the ratification of the referred Memorandum by the Federal Government is still pending, and (ii) the uncertainty as to the recoverable value of the property, plant and equipment of its subsidiary Edesur given that the materialization of certain assumptions used to determine such recoverable value (assumptions made assuming that such Memorandum is already in force) is contingent on future events and actions beyond the control of the subsidiary's Board of Directors and thus the final outcome cannot be reasonably determined as of the date of the review report of the other professionals. The accompanying financial statements do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of Distrilec incorporated by the proportional consolidation method account for approximately 7% and 6% of the related total consolidated amounts as of September 30, 2006 and for the nine-month period then ended.

8. Based on the information included under Operations in Venezuela in note 6 to the consolidated financial statements, in March 2006, PEPSA’s subsidiary Petrobras Energía S.A (“PESA”), through its related companies and subsidiaries in Venezuela, signed with Petróleos de Venezuela S.A. and Corporación Venezolana del Petróleo S.A. certain Memoranda of Understanding with the purposes of migrating the operating agreements for the areas Oritupano Leona, La Concepción, Acema and Mata to other legal entities to be jointly owned by the Government of Venezuela and PEPSA’s subsidiaries and investees. Consequently, the Company accounted for its investments as of September 30, 2006 under the equity method, as indicated in the referred note. To the date of issuance of the financial statements referred to in paragraph 1, among other aspects, the agreements for conversion of the operating agreements for all these areas have been signed and the referred jointly owned entities operating such areas have been organized and registered with the Public Registry of Commerce of Venezuela. The Board of Directors estimated the equity value of the referred investments based on the best estimates available at that date. However, the materialization of certain assumptions used by the Board of Directors is contingent on future events and actions, some of which are beyond the control of PESA and might affect the carrying value of these assets.

9. Based on our review and the review reports of the other professionals mentioned in paragraph 5, with the exception of the matters described in paragraphs 3, 4, 6, 7 and 8, the financial statements referred to in paragraph 1 consider all the significant facts and circumstances which we are aware of.

10. The consolidated financial statements of PEPSA as of and for the year ended December 31, 2005, of which the consolidated balance sheet is presented for comparative purposes, were examined by other auditors, who on February 15, 2006 issued an auditors’ report in which they expressed an opinion, based on their own audit and the reports of other auditors, on the related companies CIESA, Distrilec and Compañía Inversora de Transmisión Eléctrica Citelec S.A.. The aforementioned auditors’ report on the consolidated financial statements of PEPSA: (a) indicated that the auditors’ report on CIESA’s consolidated financial statements as of and for the year ended December 31, 2005 contained qualifications involving unresolved uncertainties as to: (i) the ability of CIESA and its subsidiary TGS to continue operating as a going concern, and (ii) the recoverability of its non-current assets, and (b) contained (i) a qualification involving the foregoing uncertainties with respect to CIESA and its subsidiary TGS, and (ii) a qualification regarding PEPSA’s failure to discount the nominal values of its deferred tax assets and liabilities, as required by the professional accounting principles in force in the City of Buenos Aires as of December 31, 2005.

11. Additionally, other professionals issued a review report dated November 4, 2005 on PEPSA’s consolidated financial statements as of and for the nine-month period ended September 30, 2005, of which the consolidated statements of income, of changes in shareholders’ equity and of cash flows are presented for comparative purposes. Such review report was based on the review performed by such professionals and on the review reports of other professionals on the financial statements of the related companies named in paragraph 10. The aforementioned review report for PEPSA: (a) indicated that the review reports for CIESA contained qualifications involving unresolved uncertainties as to: (i) the ability of CIESA to continue operating as a going concern, and (ii) the recoverable value of its non current assets, and (b) contained qualifications involving the unresolved uncertainties described above with respect to CIESA, and other qualifications regarding: (i) the failure to disclose the effects of the changes in the purchasing power of the peso from March 1 to September 30, 2003, as required by the professional accounting principles in force in the City of Buenos Aires but not allowed by the related regulations of the CNV, and (ii) the failure to discount the nominal values of PEPSA’s deferred tax assets and liabilities, as required by the professional accounting principles in force in the City of Buenos Aires as of September 30, 2005.

Buenos Aires (Argentina), November 3, 2006

SIBILLE

Gabriel E. Soifer

Partner

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS´EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

 (Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005 (a)

 (Stated in millions of Argentine pesos - See Note 2.c)

2006	2005
Cash provided by (used in) operations:		
Net income	850	665
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest in subsidiaries	337	260
Equity in earnings of affiliates (Note 9.b)	(203)	(255)
Financial expense, net	37	(29)
Dividends collected (Note 9.c)	99	46
Depreciation of property, plant and equipment	852	930
Results from the disposal of property, plant and equipment	13	13
Reversal of the reserve for impairment of investments - Citelec and Enecor	30	19
Impairment of unproved oil and gas properties	51	16
Income tax provision	367	279
Income tax paid	(13)	(13)
Accrued interest	414	373
Interest paid	(411)	(412)
Other	(25)	36
Changes in assets and liabilities:		
Trade receivables	211	(298)
Other receivables	(477)	43
Inventories	(274)	(331)
Other assets	7	7
Accounts payable	(121)	(99)
Payroll and social security taxes	80	50
Taxes payable	(31)	(65)
Other liabilities	(12)	(233)
Net cash provided by operations	1,781	1,002
Cash provided by (used in) investing activities:		
Acquisition of property, plant and equipment and interest in companies and oil and gas areas	(1,446)	(1,116)
Net decrease in investments other than cash and cash equivalents	40	8
Contributions and advances to unconsolidated affiliates	-	(5)
Reimbursement of contributions	-	1
Net cash used in investing activities	(1,406)	(1,112)
Cash provided by (used in) financing activities:		
Net (decrease) increase in short term debt	(229)	503
Receipts of long-term debt	282	68
Receipts of long-term debt from related companies	-	705
Payments of long-term debt	(227)	(1,218)
Payments of long-term debt to related companies	-	(120)
Net cash used in financing activities	(174)	(62)
Effect of exchange rate change on cash	5	(13)
Increase (decrease) in cash	206	(185)
Cash and cash equivalents at the beginning of the year	790	1,067
Cash and cash equivalents at the end of the period (See Note 17.e)	996	882

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1. Business of the Company

Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones” or “the Company”) is a holding Company that operates through Petrobras Energía S.A. (“Petrobras Energía”) and its subsidiaries. The Company holds 75.8% of “Petrobras Energía”, an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. Petrobras Energía has businesses in Argentina, Bolivia, Brazil, Ecuador, Perú, Venezuela, México and Colombia. The Company fiscal year ends on December 31 of each year.

2. Basis of presentation

Petrobras Participaciones consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and except for the matters described in Note 3, with Generally Accepted Accounting Principles  in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into the English language from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generally accepted accounting principles ("U.S. GAAP"). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Participaciones has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish the company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately the minority interests in the subsidiaries. The related party receivables; payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

The companies under joint control are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“CIESA”) and Citelec S.A. (“Citelec”). The Company has not consolidated proportionately on a line-by-line basis the assets, liabilities, income (loss) and cash flows of the interest in Citelec S.A. since Petrobras Energía commited to divest such interest in connection with the transfer of 58.62% of the shares of Petrobras Participaciones to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (see Note 9.II).

The data about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 22.f).

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

a) transactions with the Company are not a high proportion of the entity’s activities abroad;

b) foreign business activities are partially financed with funds from their own transactions and with local loans;

c) sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

d) the Company’s cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the foreign business activities.

Upon applying the translation method, the foreign transaction are first remeasured into US dollars (functional currency for such transactions), as follows:

- Assets and liabilities stated at current value are converted at the closing exchange rates.

- Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

Remeasurement results are recognized in the results for the fiscal year.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

- Assets and liabilities are translated by using the closing exchange rate.

- Income (loss) is translated at the historical exchange rates.

The translation effect arising from the translation of the foreign operations is disclosed in the Shareholders’ equity as “Deferred results”.

Exchange differences arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investment in foreign entities are recorded in the “Deferred Results” account (See note 2.f).

c) Restatement in constant money

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved the Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through the General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement according to the constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Executive Branch of Government issued the Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires. The CPCECABA, through Resolution N° 287/03 discontinued, the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company’s financial position.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures which have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures’ assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of September 30, 2006 and 2005 and as of December 31, 2005 or the best available accounting information at such dates, were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the company, after considering the adjustments to correspond to the Company’s valuation methods.

f) Changes in professional accounting standards

On August 10, 2005, the Board of the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards. Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which are effective for fiscal years beginning as from January 1, 2006.

The effects of these changes on the shareholders´equity as of December 31, 2005 and 2004 are described below:

(i) In calculating the recoverability of Property, Plant & Equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows, eliminating the first comparison with the nominal value of expected cash flows.

(ii) The difference between the inflation-adjusted book value of Property, Plant & Equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred liability, which – as provided by CNV General Resolution No. 487 – can either be booked or disclosed in notes to financial statements. The Company Management opted to book this effect in accordance with the International Financial Reporting Standards (IFRS).

(iii) The effects of the measurement of the derivative instruments considered to be an effective hedge and the effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are no longer disclosed as item between liabilities and shareholders’ equity (“mezzanine account”) and, instead, are disclosed in shareholders’ equity.

3. Accounting standards

These consolidated financial statements have been prepared in accordance with professional Argentine GAAP and the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a) the date of discontinuance of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

b) the possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements are as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each period, including accrued interest, if applicable.

The summary of accounts denominated in foreign currency is disclosed in Note 22.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Raw materials and Materials: of high-turnover, at replacement cost; of low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining, distribution and petrochemical activities: at replacement or reproduction cost, as applicable, applied proportionally in the case of goods in process according to the degree of process of the related good.

Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from natural gas processing: at replacement or reproduction cost, as appropriate.

Advances to suppliers: based on the amounts of money delivered.  Amounts in foreign currency were converted into pesos at the applicable exchange rate for the settlement of these transactions.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

Listed shares and government securities - available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest, according with the specific clauses for each operation.

Investments in mutual funds: at market prices at the end of each period.

Shares — Participation in affiliates, in which the Company exercises significant influence: by the equity method. For the determination of the Company's equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates as of September 30, 2006, or the best available financial information.

For the determination of the Company's equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these consolidated financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

The value under the equity method is stated at recoverable value if such value is exceeded.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c).

d) Trade receivables and payables:

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components, net of payments collected. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each period. The services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each period.

The total amount of receivables is net of an allowance for doubtful account, in providing such allowances, the Company evaluates different factors, including the clients’ credit risks, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are at face value.

g) Property, plant and equipment:

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated in constant currency, according to Note 2.c), less related accumulated depreciation.

Property, plant and equipment related to foreign operations were converted into the functional currency, at its historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign operations described in Note 2.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19) outlines, issued by the Accounting Standard Board from the United States. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploitation and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves economically exploited; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are charged to expense during the year in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If such reserves are not found, such drilling costs are charged to expense.  Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, incorporating prospectively the changes introduced by the interpretation FASB Staff Position 19-1, starting July 2005 such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The value of CIESA’s property, plant and equipment transferred under the Gas del Estado privatization process was determined based on the price paid for the acquisition of 70% of Transportadora de Gas del Sur S.A. ´s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated into constant pesos as explained in Note 2.c.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during the process.

The actual costs of major maintenance and repairs are charged to expense when incurred.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is assessed from time to time on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of the concession.

Estimated future restoration and abandonment well costs in hydrocarbons areas discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method.  Additionally, a liability is recognized for such costs at the estimated value of the discounted amount payable.

The Company estimates its reserves at least once a year. The Company's reserve estimates as of December 31, 2005, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The technical revision covered approximately the 95% of the Company’s estimated reserves.

The Company 's remaining property, plant and equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The value of property, plant and equipment, do not exceed its recoverable value. Company Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for Company activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the recoverable value in use.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered. In the determination of the discounted value in use, discount rates used by market participants to evaluate the time value of money and the specific risk of the asset, are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raise to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

The Management of Distrilec has determined the recoverable value of its property & equipment on basis of its best estimate of the discounted future cash flow. In the estimations and assumptions used for such valuation, Edesur considered as effective the Memorandum of Understanding signed with the UNIREN (Note 9.III).

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, minimum presumed income tax and withholdings on export of hydrocarbons:

The Company and its subsidiaries estimates income tax on an individual basis under the deferred tax method.

The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in the items that have a different accounting and tax treatment. The deferred tax assets and liabilities have been valued at its face value. (See Note 2.f).

To book such differences, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax measurement. Temporary differences determine the balance of tax assets and liabilities when their future reversal decreases or increases the taxes determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carry forward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the loss can be utilized.

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the year's taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. The minimum presumed income tax assets have been valued at its discounted values.

For the operations in Argentina, Venezuela, Brazil, Perú, Ecuador, Bolivia, Austria and España the income tax accrual was calculated at the tax rates of 35%, 50%, 34%, 30%, 36.25%, 25%, 25% and 35% respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement since 2002, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of  hydroelectric royalty.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The current withholding rate is 5% for refined products, 20 % for LPG and 20% for natural gas. There is a special withholding regime on crude oil exports, starting at 25% if the price per barrel equals or is less than US$ 32, plus increasing withholdings rates ranging from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32.01 to US$ 45, with a maximum withholding rate of 45% when the price exceeds US$ 45. The effect of such withholdings is deducted from the respective selling prices.

j) Liabilities for labor costs:

Liabilities for labor costs are accrued in the years in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía to the trust fund. For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits is the net amount resulting from the present value of the obligation, determined as mentioned above, and, the present value of the plan assets, if any, to be directly used to repay the obligations.

k) Unfavorable contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 13.

l) Earnings per share:

Earnings per share for the nine-month periods ended September 30, 2006 and 2005, were calculated on the basis of the number of outstanding shares in each year, net of treasury stock. Since the Company does not have preferred assets or convertible debt securities, the basic earnings per share is equal to the diluted earnings per share.

m) Shareholders – equity accounts:

They were restated into constant currency, according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant currency is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of the Company by Petrobras Energía, and is deducted from the shareholders’ equity at acquisition cost. The Deferred Results account comprises the temporary differences arising from the measurement of derivative instruments determined to be an effective hedge, and the gain (loss) resulting from the translation of operations abroad, net of the exchange differences generated by the Company’s debts denominated in foreign currency designated as hedge for the net investment abroad.

The movements of the deferred results are the following:

n) Revenue recognition:

The Company generally sells crude oil, natural gas and petroleum, petrochemical and refined products and electricity. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from sales resulting from the natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain LNG production and transportation contracts, are recognized at the time the natural gas and the liquids, respectively, are delivered to the customers.  For other LNG production contracts and other services, the revenues are recognized when services are rendered.

Sales revenues from electric power distribution are recognized on the basis of the actual supply of the service. Services accrued and not billed are determined on the basis of estimates, historical series of actual data and billings after closing of the period.

o) Statement of income accounts:

Restated into constant currency , according to Note 2.c), considering the following:

- The accounts accumulating monetary transactions at nominal value, less imputed financial components, where applicable.

- Depreciation and consumption expenses related to non-monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial income (expense) and holding gains (losses) are broken down between those generated by assets and those generated by liabilities, net of the effects of capitalized financial expenses.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of that date directly related to the acquisition, construction, or production of property, plant and equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard. Direct financing shall mean that which was granted by the supplier of the goods, that which was billed in foreign currency, or that which was obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing. Subsequently, in July 2003, the CPCECABA put into effect Resolution C.D. No. 87/03, which - among other measures - abrogated the provisions of Resolution M.D. No. 3/2002 mentioned above. Consequently, as from that date, the Company ceased to apply the exchange difference capitalization / de-capitalization method.

As of  September 30, 2006 and December 31, 2005, the Company has capitalized exchange differences, through the investment in CIESA, amounting to a residual value of 24 and 25.

5. Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedges, are recognized under “Deferred results” in Shareholders´ equity.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statements of income under “Financial income (expense) and holding gains (losses)”.

Without considering the following operations, as of September 30, 2006, the Company did not have positions in derivatives instruments. The Company makes forward sales of US dollars in exchange for Argentine pesos. During the current period, the Company recognized a 3 profit. As of September 30, 2006 and December 31, 2005 the face value of effective contracts amounts to US$ 8 million and US$ 52 million, respectively, at the average exchange rate of 3.28 and 3 Argentine pesos per US dollar, respectively.

6. Oil and gas areas and participation in joint ventures

As of September 30, 2006, Petrobras Energía and its affiliates were part of the oil and gas consortiums, joint ventures and areas indicated in Note 22.g). As of that date, the aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, are disclosed in Note 22.h).

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Perú are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina for the production of crude oil and natural gas. The wellhead price is calculated by deducting from the sales price obtained in  transactions with third parties, or from the product price prevailing in the domestic market in case the product is subject to industrialization processes, freight and other expenses to make it available for sale. Through Decrees Nos. 225/06 and 226/06, issued in February 2006 and effective March 1, 2006, the Government of the Province of Neuquén provided that oil royalties are to be calculated and paid considering as reference the international price of crude oil (WTI), while gas royalties are to be calculated and paid on the basis of the average price at the border of natural gas imported into Argentina. In April 2006, the Company filed a declarative judgment action and requested provisional remedies from Federal Court No. 1 of the Province of Neuquén, specifically requesting the court to declare that, in accordance with the applicable legal provisions, the royalties for oil and gas concessions awarded by the Federal Government should be calculated and paid as provided by Law No. 17,139 and the regulations issued by the Argentine Secretary of Energy in its capacity as enforcement agency and, hence, that the Company is not subject to Decrees Nos. 225/2006 and 226/2006 or to any other provincial regulation issued or to be issued in the future that departs from, alters or amends the provisions of Law No. 17,319 and the related regulations issued by the Secretary of Energy in its capacity as enforcement agency of said Law. The Federal Court No.1 of the Province of Neuquén resolved it may not hear the case in the first instance on the grounds of lack of jurisdiction and the record was sent to the Federal Court of Appeals of General Roca which in October 2006 resolved that the Argentine Federal Supreme Court of Justice had to hear the case upon the exercise of original jurisdiction. The record will be then sent to the above mentioned Supreme Court.

In Perú, the royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of September 30, 2006, was 27%.  Production of natural gas in Perú is subject to a fixed royalty of 24.5%.

In Venezuela, the partially state-owned companies (“mixed companies”) organized for the purpose of continuing with the operation of the areas in Venezuela (see Operations in Venezuela) will be subject to royalty payments of 33.33% and, in addition, they will be required to pay an amount equivalent to any difference in short between 50% of the value of oil & gas sales during each calendar year and the sum total of royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues of the mixed companies. Mixed companies shall sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons produced in the delimited area and the associated natural gas (when so provided in the agreement), according to a price formula associated with international benchmarks such as WTS and WTI and Venezuelan basket crude oils.

In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) with free production availability. Oil and gas production in Bolivia are subject to royalties and direct taxes that, overall, represent 50% of the estimated wellhead value of such products, which is taken be the invoicing price less associated transportation expenses. In May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus effecting what it calls "the nationalization of oil and gas". Such decree provides that as from May 1, 2006, oil & gas companies are obliged to deliver in ownership to YPFB (the Bolivian government-owned oil company) their entire production of oil and gas for its commercialization. This Decree set a 180-day transition period for the oil companies to sign the new agreements, which subsequently require individual authorization and approval by the National Legislative Branch. The Ministry of Oil & Gas and Mining shall determine on a case-by-case basis the share that companies will be recognized by auditing investments, operating costs and profitability ratios. The current distribution of the oil & gas production value will be maintained during the transition period, in the case of fields which certified average production of natural gas for 2005 was lower than 100 million cubic feet per day.  The Colpa Caranda area is in this situation. The abovementioned decree also provides that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provides for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one share of the shares in a number of companies, among which is Petrobras Bolivia Refinanción S.A.

On October 28, 2006, Petrobras Energía S.A. and YPFB entered into a new operating agreement for the Colpa Caranda area, pursuant to the terms of the Hydrocarbon Law No.3.058 and Supreme Decree No. 28.701, whereby Petrobras Energía S.A. will perform at its own risk and for its own account, in the name and on behalf of YPFB, exploration and production activities within the area subject-matter of the agreement. Pursuant to the agreement, YPFB will own the hydrocarbons, pay royalties, direct interest, and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and will apply the remaining amount to pay, in the first place, operating services provided by Petrobras Energía S.A., including depreciation, and the rest will be shared by YPFB and Petrobras Energía S.A. on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items, securing the free availability of foreign currency. This agreement will become effective upon approval by the Bolivian Legislature. The Company’s Management believes the new contractual conditions will not have a significant impact on the book value of such assets.

Regarding Petrobras Bolivia Refinación S.A.´s participation, the Company’s Management does not have any information available to anticipate the effects, if any, that these actions may have on the business new scenario.

As of September 30, 2006, the assets in Bolivia represent about 2,2% of the Company's consolidated assets.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages to go to the Ecuadorian Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day. It is also adjusted depending on the crude oil quality factor. For intermediate production levels an incremental interest percentage within the previously established range is applied. As for operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves. At such respect, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of production. For the intermediate price ranges, an increasing scale of price was applied.  The selling price of the Palo Azul crude is calculated using as a reference the barrel of WTI after the standard market discount for the Oriente crude.  As of September 30, 2006, the Government's equity interest in the oil produced at the Pata and Palo Azul fields was 25.80% and 50%, respectively.

In April 2006, the Ecuadorian Government approved the Oil & Gas Reform Law, which assigns to the government an equity interest of at least 50% in the extraordinary revenues resulting from the increase in the price of Ecuadorian crude (effective monthly average price of FOB price) with respect to the average monthly sales price of such oil at the respective contracts' execution date, expressed in constant values as of the calculation date. On July 13, 2006, regulations under the law were published. There are interpretation differences between the Company and Petroecuador in relation to those regulations, which have been submitted to the consideration of the pertinent enforcement authorities (Ministry of Energy and Petroecuador). As of June 30, 2006, the above-mentioned law resulted in a loss in the amount of 30. On October 12, 2006, the Company was notified by the pertinent authorities that income from Palo Azul field was exempted from the effects of the new law, the economic effects of the same thus being significantly limited. As of September, 2006, and after the scope of the new law was definitively defined, its application accounted for a total loss of 2.

Investment commitments

Petrobrás Energía Perú S.A. has arrived at an agreement with the Peruvian Government, whereby it has committed to invest at least US$ 97 million approximately in Lot X over the period 2004-2011.  In compensation, the Peruvian Government undertook to reduce the royalties that it charges to the Company for oil and gas extraction.  The tasks initially planned for this project comprise the drilling of 51 wells, the reconditioning of 525 wells, the rehabilitation of 177 wells that had been abandoned temporarily and the implementation and expansion of the water injection project. As of September 30, 2006, Petrobras Energía Perú S.A. had invested about US$ 71 million.

The Company has retained a portion of Block 31 in Ecuador to continue exploration, and has committed to perform an environmental impact study, as well as to registry, process and interpret 120 sq. km of 3D seismic, reprocessing 500 km of 2D seismic and integration with the new 3D seismic and the drilling of an exploratory well, representing an investment of about US$ 16 million.  Compliance with such commitment is subject to the solution of the situation described in “Operations in Ecuador – License of Block 31”.

With respect to its equity interest in the Tierra Negra area, in Colombia, the Company has undertaken commitments for about US$ 7 million to invest in exploration.

In Argentina, with respect to the consortium set up to explore, develop, operate and sell the oil & gas from two offshore areas denominated ENARSA 1 (E1) and CCM2, the company has undertaken investment commitments for about US$10 million, mostly to 3D-seismic prospecting work.

Operations in Ecuador

License of Block 31

A large part of Block 31 is located in Parque Nacional Yasuní, a highly-sensitive environmental area located in Ecuador's Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.

In August 2004, the Ecuadorean Ministry of the Environment approved the Environment Management Plan for the project related to the development and production of Block 31 and granted an environmental license for the Nenke and Apaika fields for the project construction phase. In addition, in August 2004, the Ministry of Energy and Mining approved the Block 31 development plan, which started the 20-year exploitation period. The concession agreement in Block 31 foresee the free produced crude oil availability.

On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied us to enter to Parque Nacional Yasuní.  This suspension prevents from continuing the development works in Block 31.  A constitutional rights protection action was filed by Petrobras Energía Ecuador against the Ministry of the Environment for the prohibition of entry into Parque Nacional Yasumí. The Trial Court’s unfavorable resolution was appealed to the Constitutional Court, which as of the date of these consolidated financial statement has not pronounced any judgment. In addition to the filing and resolution of such appeals, Petrobras Energía Ecuador submitted to the Ministry of the Environment and the Ministry of Energy and Mining changes to Block 31 development plan and a new environmental impact study, which, as of the date of these consolidated financial statements, are being evaluated by the competent authorities.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

In relation with the development and exploitation of Block 31 an 18, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003. The type of transportation agreement is “Ship or Pay”.  Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, at a rate that covers OCP operating costs and financial services, among others.  As of September 30, 2006 this figure amounted to US$ 2.27 per barrel. The costs for the transportation capacity are billed by OCP and charged monthly to expenses. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses, net” line.

The Company estimates that, during the effective term of the “Ship or Pay” transportation agreement, the crude oil produced will be lower than the committed transportation capacity. This presumption is based on the probability estimated for the Block 31 development and the new vision about the Block 31 reserves potentiality. Accordingly, from July 2004 to 2012, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels a day). The net deficit impact is considered for the purpose of analyzing the recoverability of Ecuador’s assets.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement executed with OCP and OCP’s related business obligations, the Company should hold letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of September 30, 2006 the Company held letters of credit for a total amount of about US$ 126 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Agreement with Teikoku Oil Co Ltd.

In January 2005, Petrobras Energía entered into a previous agreement with Teikoku whereby, after obtaining approval from the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of its rights and interest in Blocks 18 and 31. In addition, once production in Block 31 reaches an average of 10,000 barrels of oil per day for a period of 30 consecutive days, Teikoku has agreed to assume the payment of 40% of the crude oil transportation agreement entered into with OCP. During the transition and until Block 31´s production reaches the above mentioned levels, only effective among the parties and subject to the terms and conditions mentioned above, Teikoku will assume the payment of 20% of such agreement as from July 1, 2006. In addition, and only with effect among the parties and subject to the agreed upon conditions, Teikoku will make a single payment for an additional 20% of the agreement for the shorter of the following periods: (a) from July 1, 2006, until Block 31 reaches the abovementioned production level; or (b) the consecutive 18 months prior to such production level.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed by PDVSA’s affiliates with oil companies from 1992 through 1997, including the agreements signed by Petrobras Energía, through its subsidiaries and affiliates in Venezuela, to operate the exploitation of Oritupano Leona, La Concepción, Acema and Mata areas. These instructions establish that all the necessary measures shall be taken  to convert all operating agreements currently effective into mixed companies in which the Government will hold an ownership interest of over 50% through PDVSA.

As a previous instance to the adjustments of the operating agreements to the new business scheme, on September 29, 2005, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed provisional agreements with PDVSA, whereby it committed itself to negotiate the terms and conditions related to the conversion of the agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata into mixed companies. The provisional agreement for the Oritupano Leona area was signed subject to the previous approval of Petrobras Energía S.A.’s General Shareholders’ Meeting and of the Petrobras Energía Participaciones S.A. Extraordinary Shareholders´ Meeting, which issued a favorable opinion in this regard.

In March 2006, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed with PDVSA and with Corporación Venezolana del Petróleo S.A. (CVP) respective Memorandums of Understanding (MoU) for the purpose of migrating the operating agreements over the areas Oritupano Leona, La Concepción, Acema and Mata to mixed companies. The MoUs above mentioned provide that the private partners’ equity interests in the mixed companies are 40%, with the remaining 60% to be held by the Venezuelan government. As a consequence of the above mentioned, the direct and indirect equity interests of Petrobras Energía in the mixed companies which will operate the areas Oritupano Leona, La Concepción, Acema and Mata will be 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP will recognize a divisible and transferable credit in favor of the private companies that will participate in the mixed companies -- with respect to Petrobras Energía's equity interest it will amount to US$ 88.5 million --, which will not accrue interests and could be applicable to the payment of acquisition bonds in the framework of any new mixed-ownership company project for oil exploration and production activities, or of licenses for gas exploration and production operations in Venezuela.

In view of the new operating conditions foreseen in the conversion agreements, as of December 31, 2005, the Company booked allowances in the amount of 424 to adjust the book value of its assets in Venezuela to their recoverable value, out of which 255 relate to property, plant & equipment, 110 to deferred tax assets, and 59 to non-current investments. The terms of the MoU signed in March 2006 did not result in any changes to the allowance booked as of December 31, 2005.

The respective MoUs provide that migration will have economic effects as from April 1, 2006. As of the date of these financial statements, (i) the agreements for conversion of operating agreements in connection with the Oritupano Leona, La Concepción, Acema and Mata areas were signed and the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. (which will operate the areas mentioned above, respectively) were organized and registered with the Venezuelan Public Registry of Commerce, and (ii) in the case of the first three companies, the Venezuelan Executive Branch issued the decrees for the transfer of rights and the shareholders made the relevant capital contributions. In order to complete the formalities required for the process involving conversion of operating agreements into mixed companies, execution of the respective oil marketing agreements with PDVSA is still pending, among other things. In the meantime, and until mixed companies become operational, operations of the consortia are conducted and financed by Petrobras Energía Venezuela under the supervision of a temporary executive committee made up by a majority of representatives of PDVSA.

Due to the ownership structure and governance system defined for the mixed companies, as from their respective organization dates, April 1, 2006, the Company will discontinue the line-by-line consolidation of the assets, liabilities, results and cash flows of the mentioned operations exposing the assets and the related net results as non-current Investments and Equity in earnings of affiliates, respectively.

With the limitations imposed by the situation described above, as of September 30, 2006 the results of the above companies for the April/September period were estimated by the Company on the basis of the best information available as of such date. Certain estimates will materialize subject to occurrence of future facts, some of which are beyond the Company’ direct control. Entries made on the basis of the facts and circumstances described above may differ from those entries to be made once such facts and circumstances have been defined.

7. Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

Sales for the nine-month period ended September 30, 2006, were made mainly to Petroperú Petróleos del Perú S.A, Petróleos de Venezuela S.A., Petrobras International Finance Co. and Empresa Nacional de Petróleo (ENAP), and sales to such entities represented about 8%, 4%, 3% and 3%, respectively, of sales for such period, before deducting export duties.

Sales for the nine-month period ended September 30, 2005, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Petrobras International Finance Co. and ENAP, and sales to such entities represented about 8%, 5%, 3% and 3%, respectively, of sales for such period, before deducting export duties.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and the Company’s Management considers that such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

8. Inventories

     The breakdown of current and non-current inventories as of September 30, 2006 and December 31, 2005, is as follows:

9. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and non-current investments as of September 30, 2006 and December 31, 2005, the equity in earnings of affiliates and dividends collected from affiliates for the nine-month periods ended September 30, 2006 and 2005, are as follows:

a) Investments

b) Equity in earnings of affiliates

c) Dividends collected from affiliates

I. Petrobras Energía´s corporate reorganization

On January 21, 2005, the Special Shareholders´Meeting of Petrobras Energía, Eg3 S.A. ("Eg3") and Petrobras Argentina S.A. ("PAR"), and the Special Partners´ Meeting of Petrolera Santa Fe S.R.L. ("PSF"), in their respective meetings, approved the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without liquidation. The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies would be considered incorporated into Petrobras Energía. On March 3, 2005, the final merger agreement was subscribed. On June 28, 2005, the CNV (Argentine Securities Commission) approved the merger and authorized the public offering of the Petrobras Energía shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce.

As the result of the merger, (a) Petrobras, owner of a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, received, through such subsidiary, 229,728,550 new shares of class B stock in Petrobras Energía, with a nominal value of Argentine Pesos 1 each and entitled to one vote per share, representing 22.8% of capital stock, and (b) Petrobras Energía Participaciones S.A.’s ownership interest in Petrobras Energía decreased from 98.21% to 75.82%. After the merger, the new capital stock of Petrobras Energía was set at Argentine pesos 1,009,618,410.

Petrobras Energía recorded the effects of the corporate reorganization in accordance with the pooling-of-interest method. Although Generally Accepted Accounting Principles effective in Argentina and IFRS, which are applied on a suppletory basis, refer to business combinations, they do not deal with such transactions when carried out among companies of the same economic group. IFRS establish that in case that a situation or topic is not subject of an International Accounting Standard, management could consider other standards-issuing institutions´ pronouncements that apply similar frameworks, as well as other accounting literature and general practices accepted by different sectors of activity, insofar as they are not inconsistent with IFRS framework.

In this regard, taking into account that the Company’s “Class B” shares are listed on the New York Stock Exchange, the accounting standards effective for this market (Statement of Financial Accounting Standard No 141) set forth that the merger between entities under common control be accounted for using the pooling-of-interest method.

According to the method, the assets, liabilities and components of the shareholders’ equity of the transferring entities are recognized in the combined entity based on their carrying amounts as of the effective merger date.

II. Investment in companies over which joint control or significant influence is exercised and which are subject to transfer restrictions:

a) Distrilec:

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

b) CIESA:

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

c) Citelec:

The Company, through Petrobras Energía S.A., may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Upon obtaining approval by the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorities) for the acquisition by Petrobras Participaciones SL of a majority shareholding in Petrobras Energía Participaciones S.A., Petrobras Energía assumed the unilateral commitment to divest all its ownership interest in Citelec, without a fixed term, in conformity with Law No. 24,065 of the regulatory framework for the electrical power sector and the concession contract thereof. The commitment was taken into account by the Department of Competition, Deregulation and Consumer Defense when approving the change in the ownership interest.  The commitment should be overseen by the Argentine Electrical Power Regulatory Agency and approved by the Argentine Energy Department.

In August 2006, Petrobras Energía and EP Primrose Spain S.L., a company controlled by Eton Park Capital Management, entered into a stock purchase agreement for the transfer to the latter of a 50% interest in Citelec. The stock purchase agreement provides for a fixed sales price of US$54 million,  plus an earn out relating to the result of the comprehensive rate review determined for Transener and its controlled company Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (Transba). The above mentioned investment commitment will become effective upon approval by the pertinent regulatory agencies and authorities.

d) Yacylec S.A. (“Yacylec”): (see note 9.II.c)

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the Concession Agreement.  Any transfer of shares requires ENRE’s prior authorization.

As a result of the agreements reached for the divestment of Citelec, on June 13, 2006 Petrobras Energía’s Board of Directors accepted the terms and conditions of the binding offer submitted by Eton Park Capital Management for the purchase of its 22.22% equity interest in Yacylec, in the amount of US$6 million.

e) Enecor S.A. (“Enecor”):

For the entire term of the concession, the Class “A” shares in Enecor shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement. Prior authorization from the ENRE is required for any transfer of shares.

In July 2005, the DPEC (Provincial Energy Department of Corrientes) decided not to consent to any payment to Enecor S.A. by virtue of the electroduct contract and demanded that contract guarantors abrogate the irrevocable guarantees posted in due time. Consequently, Enecor went through the suspension of not only the royalty payment but also the guarantees posted in its favor. As a result of this action, Enecor demanded that the DPEC and the guarantors pay the royalties due and payable and to refrain from amending the electroduct contract and the guarantee system. Furthermore, constitutional actions for the enforcement of rights were filed against the entities involved in view of the apparent unlawfulness of their resolutions. On September 21, 2005, the ENRE was requested to become involved as enforcement authority of the electroduct contract. The ENRE notified the DPEC of the filing.

According to Enecor’s legal counsel, the behavior of the DPEC and the guarantors is apparently unlawful and arbitrary, and implies a clear noncompliance by these entities with the obligations and commitments assumed in due time. As a consequence of the current status of DPEC actions, as mentioned above, and the uncertainty regarding the resolution of such controversy, as of September 30, 2006, the Company booked an allowance in the amount of 3 in order to write down the book value of the investment to its recoverable value.

 III. Situation of the interests in public utility companies

The scenario after enactment of the Public Emergency Law significantly changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply with certain loan agreement clauses.

During 2002, CIESA, TGS and Transener suspended the payment of their financial debts. TGS and Transener restructured their financial debt through their own processes, which were accepted by about 99.8% and 98.8% of the related creditors, respectively. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors.  The materialization of the restructuring is subject to certain approvals by the regulatory authorities. CIESA has prepared its financial statements assuming that it will continue as a going concern, therefore, those financial statements do not include any adjustment that might result from the outcome of these uncertainties.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that Ministry of the Economy renegotiate the agreements executed with public utilities. The Ministry of the Economy should submit a renegotiation proposal or termination recommendation to the Executive Branch of Government and then it should be sent to the applicable Congressional bicameral commissions.

The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  This agency reports to the Ministries of Economy and Production, and of Federal Planning, Public Investment and Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments, among other things.

On October 1, 2003, the Argentine Congress passed a bill establishing the extension to December 2004 of the term granted by the Executive Branch of Government by virtue of the Public Emergency Law to renegotiate the agreements executed with privatized public-service companies.  This law will also allow the Executive Branch of Government to fix public utility rates until the completion of the renegotiation process. Subsequently, Law No. 26,077 extended again the term for renegotiating public works and utilities contracts until December 31, 2006.

In July 2004, the UNIREN made a proposal to TGS to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds. Considering that the proposal does not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.  On April 27, 2005, the public hearing called by the UNIREN was held to analyze the proposal made on July 2004.  During such meeting, the UNIREN repeated its 10% increase proposal and proposed to bring forward the comprehensive rate review process so that the new rate charts may take effect during 2006. TGS stated which features of the original proposal should, in its opinion, be improved and that it was willing to continue negotiating its terms. In June and November 2005, TGS received two new proposals from the UNIREN, which was made in conformity with the previous one and incorporating as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate (United States Producer Price Index) adjustments that were not applied in 2000 and 2001. TGS answered these proposals and stated that the original 10% increase was not sufficient and, jointly with Petrobras Energía, agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached. In addition, the other shareholders in CIESA, which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (ICSID), reported that they would only consider waiving it should it be fairly compensated. During  2006, UNIREN submitted two proposals to TGS with guidelines identical to those established in previous proposals.

In May, 2005, Transener and Transba signed memorandum of understanding with the UNIREN, which included the terms and conditions that form the bases for the comprehensive renegotiation agreement regarding both companies’ concession contracts. After fulfilling several steps, the memorandums of understanding were ratified by the Executive Branch in November 2005.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this Letter of Understanding, in August 2005, the parties signed a Memorandum of Understanding that includes, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, they shall be the substantive basis for amending the concession agreement. The document establishes that from the execution of the Letter of Understanding through September 30, 2006, a complete rate review will be performed, which will allow fixing a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec regarding a change in its interest or the sale of its shares in Edesur.  As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders shall suspend all pending claims that are based on the measures resolved as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

As of the date of these consolidated financial statements, the Memoradum of Agreement was approved by the Procuración del Tesoro de la Nación (General Attorney), the Sindicatura General de la Nación (office in charge of controlling federal expenditure and management) and the Congress and is still pending ratification by the Executive Branch.

The Secretary of Energy informed Edesur that, notwithstanding the adjustment of schedules for the performance of the Comprehensive Rate Review, the pertinent decree ratifying the Memorandum of Agreement, which contemplates all the provisions included in the mentioned Memorandum, has already been sent to the Executive Branch for approval, there being to date no conditions hindering completion of the formalities.

Given the uncertainty existing as regards the time at which the interim rate schedule will become effective, with this not implying a waiver to the relevant rights, as of September 30, 2006, the Company did not record the economic effects derived from the rate increase. As of that date, income would have totaled approximately 125.

It is not possible to predict the future development of the rates and concession agreements renegotiation processes or their effects on the companies’ results of operations and financial position.

As of September 30, 2006, the book value of the equity interests in CIESA, Distrilec and Citelec amounted to 188, 531 and 167 (net of adjustments made to adapt  Ciesa, Distrilec and Citelec’s valuation method to those of the Company of (242), (106) and (86), respectively, and 77 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally, the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section IV). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 35. As of December 31, 2005, the valuation of the equity interests in CIESA, Distrilec and Citelec amounted to 142, 546 and 143 respectively (net of adjustments made to adapt  Ciesa , Distrilec and Citelec’s valuation method to those of the Company of (250), (113) and (86), respectively, and 83 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally, the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section IV). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 59.

The book value of the equity interests does not exceed their recoverable value. To estimate the recoverable value of the investments in CIESA and TGS, the Company’s Management privileges the measure regarding the listed price of TGS’s shares, as it considers that the use of the related values in use is severely subject to the uncertainties of the continuity of the rate renegotiation process with the Federal Government and the CIESA’s financial debt renegotiation. In estimating the respective cash flows, which is necessary for estimating the values in use, this uncertain situation entails structuring and analyzing several possible scenarios for future projections, weighing extremely subjective likelihood of occurrence, which condition the appropriateness and reliability of the resulting values. The estimation of  the recoverable value of the investment in Citelec, is based on the probable net realizable value.

IV. CIESA´s Master Settlement Agreement and Mutual Release Agreement

In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron will reciprocally waive any right to make claims arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement include the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004.  In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement establishes certain share transfers in two successive steps. As a first instance, and after the relevant regulatory authorities’ approvals, Enron transferred on August 29, 2005, 40% of the shares issued by CIESA to a trust and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A. transferred Class B shares of common stock issued by TGS (representing 7.35% of TGS’s capital stock) to Enron. In a second stage, pursuant to the terms of CIESA's financial debt refinancing agreement, entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of common stock held in TGS to its financial creditors as a partial debt repayment. These shares will be, afterwards, transferred to Enron in exchange for the 10% remaining shares held by the latter in CIESA. Creditors will capitalize the financial debt balance. The records were sent by the National Gas Regulatory Entity to the General Attorney so that in its capacity as  counsel of the National Public Administration it may render a decision in any matter within its jurisdiction.

Once the debt restructuring is completed (Note 10.V), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

Considering the progress made in renegotiating CIESA’s debt and the favorable expectations regarding its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.

10. Financing

The detail of debt as of September 30, 2006 and as of December 31, 2005, is as follows:

I. Petrobras Energía’s Global Programs of nonconvertible notes

a) US$ 2.5 billion program

Petrobras Energía S.A. keeps a global corporate bond program, for the term of five years counted starting May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of September 30, 2006, there remained outstanding the following classes of corporate bonds under the medium-term global program:

* Class G, for a face value of US$ 250.1 million maturing in January 2007 at a 9% annual rate.

* Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

* Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

* Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of nominal value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at nine-month period LIBOR plus 1%.  As of September 30, 2006, the amount of US$ 87.4 million is effective in this class.

* Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%.  As of September 30, 2006, as they were not completely exchanged, the Company is carrying US$ 170,000 of such issuance in its own portfolio net of the nonconvertible notes.

* Class R, for a face value of US$ 200 million, with due in October 2013, accruing interest at 9.375%.

b) US$1.2 billion program

As of September 30, 2006, under the medium-term Global Program whose date for the issuance of new notes expired in June 1998, the Sixth Series is outstanding in the amount of US$ 32.6 million, the only installment of which becomes due in July 2007 and bears interest at a 8.125% fixed annual rate.

The proceeds from all issuances of all the corporate notes under both programs were used to refinance liabilities, and increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances are disclosed net of the issuance discounts to be accrued. The deferred costs for such issuances are included in Prepaid expenses and interests within the “Other receivables” account.

II. Cross default covenants

Class G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Certain loan agreements, include cross default covenants, whereby the creditor bank shall declare all the amounts owed as due and payable, if any debt of Petrobras Energía is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Sixth Series notes does not include cross default covenants.

As of the date of these consolidated financial statements, Petrobras Energía has complied with all terms and conditions contained in the loan agreements.

III. Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. These loans may be settled in advance at any time, at Petrobras Energía’s discretion. As of September 30, 2006, the amounts outstanding from the financing of the plant were US$ 12 million, of which US$ 7 million approximately is related to a contract which contains restrictive covenants, including a restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.

IV. Edesur Indebtedness

In October 2004, Edesur –under its medium-term debt-securities issuance program– issued Corporate Notes denominated in pesos for a value of 120 in two series: Class 5 and Class 6.

Edesur applied the net proceeds from this issuance to refinancing its financial liabilities.

As of September 30, 2006, Class 6 is outstanding under such program, with a face  value of 80, due in 3 years, accruing interest  at a variable rate calculated on the basis of a reference rate published by the Banco Central de la República Argentina (Central Bank of Argentina), at a minimum 4% annual rate, plus a differential margin of 3% per annum.

In August 2006, Edesur obtained in the local market a syndicated loan in the amount of 150, with principal to be repaid in three semi-annual installments beginning February 2009, at a variable interest rate.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements. Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-settle any other debt stipulated in the agreements. As of the date of these consolidated financial statements, Edesur has complied with all terms and conditions contained in the loan agreements.

V. CIESA and TGS indebtedness

In the wake of the new Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 9.III), CIESA did not pay at maturity, in April 2002, the principal and the last interest installment upon maturity or cap and collar agreements. Consequently, CIESA´s indebtedness included pursuant to the proportional consolidation, in the amount of US$ 266 millions, has been disclosed in the “Short-term debt” line.

In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. In view of the agreement reached, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine Committee for Competition Defense, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors.

CIESA’s financial statements are prepared using the on going concern basis of accounting and therefore such financial statements do not reflect any adjustment that may derive from the solution of uncertainties resulting from the debt restructuring process.

TGS, through a global rescheduling process of its financial indebtedness, which ended on December 12, 2004, rescheduled about 99.76% of its financial debt. The creditors that accepted the proposal received (i) a cash payment equivalent to 11% of the outstanding principal amount, (ii) new debt securities for the remaining 89% of the outstanding principal amount, structured into two tranches, A and B, with quarterly amortization terms of 6 and 9 years respectively and a grace period of six years for tranch B, accruing interest rates ranging from 5.3% to 10%, and (iii) a cash payment of the accrued and outstanding interest on the previous debt, calculated at the interest rate stipulated by contract for each instrument up to December 31, 2003, and at an annual rate of 6.18% from January 1 to December 15, 2004.  The interest payment was considered full settlement of any claim for interest owed, including punitive interest.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of restrictions, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distribution.

The new debt has an early amortization clause, the application and amount of which, as the case may be, depends on the consolidated debt coefficient, the liquidity level and certain payments to be made subsequently by TGS.

VI. Detail of long-term debt

Long-term debt as of September 30, 2006 is made up as follows:

The maturities of long-term debt as of September 30, 2006, are as follows:

11. Fund for investments required to increase the electric power supply in the electronic wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM for the purpose of increasing the supply of electrical power generation in Argentina.

On October 17, 2005, by virtue of Resolution No. 1,193 of the Energy Department, Petrobras Energía, jointly with other creditors of the electronic wholesale market, formally stated its decision to manage the construction, operation and maintenance of two plants of at least 800 MW each. The estimated chronogram establishes to start operating gas turbines during the first semester of 2008 and the complete combined cycles at the end of the same year. Construction costs of both power plants are estimated at US$ 1,080 million, approximately 40% of which would be financed through contributions to the FONINVEMEM and the remaining balance through an additional demand charge.

Petrobras Energía contributes to this fund through 65% of 2004-2006 revenues with respect to the margin between the energy sale price and the variable generation cost. The amount of funds to be contributed by all wholesale electric market private creditors is initially estimated at US$ 430 million, of which US$ 35 million would be provided by Petrobras Energía, who have already provided 90% of such amount.. The final amount will depend, among other factors, on water conditions, the Company’s generation units delivered by CAMMESA and the resulting energy prices.

Two trusts were created within CAMMESA’s sphere of responsibility for the purchase of equipment and the construction, operation and maintenance of the power plants. The funds corresponding to the FONINVEMEM and the specific charge will be deposited in the trusts. Purchase of the equipment, construction, operation and maintenance of each power plant will be the responsibility of Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., who will act on behalf of the respective trusts. These plants will be subject to a 10-year contract with CAMMESA for the supply of electric power for 80% of generated power, at a price covering all their costs and the payments to the FONINVEMEM. The companies may freely dispose of the remaining 20% of generated power. Upon expiration of the supply agreement, ownership of the assets under the trust will be transferred to the companies.

Petrobras Energía holds an interest of approximately 8% in both companies. Equity interest will be finally determined on the basis of total contributions to the fund until 12/31/2006.

The amounts contributed to the FONINVEMEN, converted into US$ and accruing interest at LIBOR + 1% per year, will be reimbursed to Petrobras Energía and the other MEM creditors in 120 monthly installments out of the trust funds received during the life of the electric power supply agreement with CAMMESA.

12.  Income tax and deferred tax

The Company’s provision for income tax disclosed in the Consolidated Statements of Income and deferred tax were comprised of the following:

(1) 433 are presented in the non-current “Other receivables” line and 1,479 are presented in the non-current “Taxes payable” line.

(2) 400 are presented in the non-current “Other receivables” line and 1,371 are presented in the non-current “Taxes payable” line.

(3) Upon the issuance of the annual financial statements, the Company’s Management evaluates the recovery of tax loss carryforwards taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent-year tax history. All the evidence available both positive and negative is duly weighted and considered in the analysis.

The reconciliation of the tax provision at the statutory rate of 35% to the tax provision, (before taxes and the minority interest in the subsidiary’s income), is as follows:

Tax loss carryforward and deferred losses include the following items and may be used through the dates indicated below:

13. Contingencies, allowances and environmental matters

The movements of reserves for contingencies and allowances were as follows:

a) Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Energía Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these requirements are currently interpreted and enforced, including sanitation commitments assumed. The Company and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date.  Petrobras Energía Participaciones undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Participaciones’s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

b) Value-added tax on operations in Ecuador

As of September 30, 2006, the Company -as is the case of many other companies producing and exporting oil in Ecuador- has a tax credit from Ecuadorian tax authorities ("SRI"), which is based on the VAT to be reimbursed upon exporting oil. The SRI has issued notice that it will not make the reimbursement because it considers that such item had already been considered when determining the parties respective shares of the oil produced. The resolution has been appealed before the Tax Court, which to date has not issued any ruling in this respect. On July 1, 2004, an international arbitration award was passed in favor of one of the oil producing and exporting companies in this same dispute with the Ecuadorian Government. The international arbitration award established that the VAT in question should be reimbursed. The Ecuadorian Government has objected to the arbitration and considered it void.  On August 11, 2004, the Ecuadorian National Congress passed a VAT interpretation law, which provides that the reimbursement of the tax is not applicable to the oil industry. During February 2006, the arbitration requested by an oil company was awarded in favor of the Ecuadorean Government.

 In the opinion of its legal advisors, the Company is entitled to the VAT reimbursement, whether by SRI or by a renegotiation of its share of the oil produced,  given that, when the respective shares of oil production were stipulated, the exports of goods and the rendering of services were not subject to VAT. Notwithstanding, and without constituting a waiver of its legitimate rights, as of September 30, 2006, the Company recorded a 116 allowance related to these receivables.

c) Tax issues

The Company holds interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company's financial position or results of operations.

14. Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of September 30, 2006, which are not disclosed in the remaining notes, amount to 43.

In addition, as of December 31, 2005, the Company had the following contractual commitments:

(1) Net of transportation capacity sold to third parties (see Note 6)

15. Contribution, benefit pension and stock option plans of Petrobras Energía

a) Retirees and Pensioners Fund

Supplementary Pension Plan for Personnel

In November 2005, the Board of Directors of Petrobras Energía approved the implementation of a defined voluntary contributions plan for all of the Petrobras Energia’s employees.  Through this plan, Petrobras Energía will make contributions to a trust equivalent to the contributions made by the employees that will subscript to the plan to a mutual fund or AFJP, at their choice, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by the Company.

Integrated to the supplementary pension plan for personnel, the Company implements a benefit policy for all its employees, which will consist of granting, upon retirement, a one-month salary per years of service at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

In the nine-month period ended September 30, 2006, Petrobras Energía recorded a loss of 3 attributable to such benefits.

Compensatory Fund

All employees of the Petrobras Energía who take part without interruption in the defined contribution plan effective at each opportunity, that have joined the Company prior to May 31, 1995, and who have reached a certain number of years of service, are participants in this defined benefit plan. The employee benefit is based on the last computable salary and years of service of each employee included in the fund.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. As provided in Petrobras Energía’s Bylaws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year. The assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars, (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis.  For this reason, theassets are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits.  The Bank of New York is the trustee and Watson Wyatt is the managing agent.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

As of September 30, 2006, the most relevant actuarial information on the defined-benefits pension plan is as follows:

b) Stock option plan

The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

i. 5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of September 30, 2006 the exercised options amounted to 4,770,052, almost entirely in cash.

*

ii. 596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”). As of September 30, 2006 the exercised options amounted to 486,762, almost entirely in cash.

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007.

2000 Plan

i. 3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

ii. 352,347 options to receive the same number of shares at no cost to the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”).

The term to exercise both options expired on May 29, 2006. As of September 30, 2006 options exercised corresponding to the appreciation right amounted to 2,584,465 and those corresponding to full value totaled 337,803, cancelled in both cases primarily in cash

The cost of this benefit is allocated on proportional basis to each year within the vesting years and adjusted in accordance with the listed price of the share. Accordingly 4 and 5 were charged to operating expenses for the nine-month periods ended September 30, 2006 and 2005, respectively.

16. Capital stock and restrictions on unappropriated retained earnings

As of September 30, 2006 the Company's capital stock totaled $2,132,043,387. The following table presents the changes in capital stock in the last three fiscal years:

	December, 31
	2005	2004	2003

Common stock – face value $	1	1	1

Class B: 1 vote per share	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to outstanding legal provisions, 5% of the net income of the fiscal year should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of capital stock.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

17. Other receivables, other liabilities, other operating expenses, other income, net and supplemental cash flow information.

 (1) To ensure completion of works in Pichi Picún Leufú Hydroelectrical Complex within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25. For the purpose of determining whether or not this amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market. This support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement this system, an Annual Monomial Support Price (AMSP) was set in the amounts of US$/Kwh 0.021 and US$/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, each year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during that year will be determined. Owing to the selling prices set for the energy generated by the Complex, and the future prices estimated, considering that it implies profitability reinsurance, as of September 30, 2006 the Company accrued a profit of 22.

(2) Tax benefits enjoyed by Innova S.A. consisting in a partial reduction of certain taxes in accordance with a program of incentives that the Brazilian state of Rio Grande do Sul provides to companies located there.

18. Balances and transactions with related companies

The outstanding balances from transactions with related companies as of September 30, 2006 and December 31, 2005 are as follows:

The main transactions with affiliates for the nine-month periods ended September 30, 2006 and 2005 are as follows:

19. Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. According to this, the identified business segments are as follows:

a) The Oil and Gas Exploration and Production segment is composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b) The Refining and Distribution segment includes the Company´s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network and the Company´s interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A.

c) Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brazil plants and interest in Petroquímica Cuyo S.A.

d) Gas and Energy segment comprises operations in Marketing and Transportation of Gas and Electricity. The Marketing and Transportation of Gas operations includes the sale of gas and the liquefied petroleum gas brokerage and trading, and its interest in Transportadora de Gas del Sur S.A. The Electricity operations includes Company’s operations in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A. and Yacylec S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company’s management:

For the nine-month period ended September 30, 2006						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemical	Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Consolidated Statement of Income							
Net sales							
To third parties	2,126	3,120	1,691	891	867	-	8,695
Inter-segment	1,594	206	31	119	19	(1,969)	-
	3,720	3,326	1,722	1,010	886	(1,969)	8,695
Cost of sales	(1,580)	(3,469)	(1,498)	(761)	(630)	1,938	(6,000)
Gross profit	2,140	(143)	224	249	256	(31)	2,695
Administative and selling expenses	(210)	(205)	(128)	(19)	(84)	(137)	(783)
Exploration expenses	(61)	-	-	-	-	-	(61)
Other operating (expenses) income, net	(93)	(9)	23	42	(13)	(68)	(118)
Operating income (loss)	1,776	(357)	119	272	159	(236)	1,733
Equity earnings of affiliates	83	109	10	-	1	-	203
Other (expenses) income	(773)	93	(26)	(204)	(36)	(140)	(1,086)
Net income (loss)	1,086	(155)	103	68	124	(376)	850

For the nine-month period ended September 30, 2005						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemical	Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Consolidated Statement of Income							
Net sales							
To third parties	2,146	2,610	1,509	724	728	-	7,717
Inter-segment	1,255	221	28	87	13	(1,604)	-
	3,401	2,831	1,537	811	741	(1,604)	7,717
Cost of sales	(1,483)	(2,733)	(1,283)	(639)	(569)	1,615	(5,092)
Gross profit	1,918	98	254	172	172	11	2,625
Administative and selling expenses	(171)	(179)	(101)	(15)	(61)	(121)	(648)
Exploration expenses	(30)	-	-	-	-	-	(30)
Other operating (expenses) income, net	(246)	(3)	21	22	(5)	(54)	(265)
Operating income (loss)	1,471	(84)	174	179	106	(164)	1,682
Equity earnings of affiliates	29	72	4	18	132	-	255
Other expenses	(914)	46	(58)	(111)	(67)	(168)	(1,272)
Net income (loss)	586	34	120	86	171	(332)	665

The following information shows total assets, net sales and operating income by geographic area.

20. Controlling Group

Petróleo Brasileiro S.A. – PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder. As of December 31, 2005 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’s capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

21. Subsequent events

On October 17, 2006, Petrobras Energía S.A. and Petrolera El Trébol S.A. entered into an agreement for the assignment of 100% of the rights and obligations relating to the concessions of the Refugio Tupungato and Atamisqui areas. These areas are located at the Cuyo Basin, Province of Mendoza, with an accumulated average production of 1,580 barrels of oil equivalent per day as of September 30, 2006. The transaction resulted in an estimated gain before income tax of 80.

22. Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Equity in affiliates

c) Costs of sales.

d) Foreign currency assets and liabilities.

e) Consolidated detail of expenses incurred and depreciation.

f) Information about ownership in subsidiaries and affiliates.

g) Oil and gas areas and participation in joint ventures.

h) Combined joint ventures and consortium assets, liabilities and results.

a) Property, plant and equipment as of September 30, 2006 and December 31, 2005.

(Stated in millions of Argentine Pesos - See Note 2.c)

b) Equity in affiliates as of September 30, 2006 and December 31, 2005

(Stated in millions of Argentine Pesos - See Note 2.c)

c) Costs of sales for the years ended September 30, 2006 and 2005

(Stated in millions of Argentine Pesos - See Note 2.c)

2006						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemical	Electricity	Marketing and Transportation of Gas	Corporate and Eliminations	Total
Inventories at the beginning of the year	165	527	263	42	10	(146)	861
Effect of traslation	1	1	-	-	-	-	2
Costs (Section e)	1,530	146	175	201	499	-	2,551
Holding gain (losses)	(1)	44	30	1	-	(19)	55
Purchases, consumption and other	33	3,446	1,481	432	259	(1,970)	3,681
Inventories at the end of the period	(148)	(695)	(451)	(46)	(7)	197	(1,150)
Costs of sales	1,580	3,469	1,498	630	761	(1,938)	6,000

	2005						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemical	Electricity	Marketing and Transportation of Gas	Corporate and Eliminations	Total
Inventories at the beginning of the year	130	331	278	33	3	(77)	698
Effect of traslation	1	-	-	-	-	-	1
Costs (Section e)	1,401	110	122	212	397	-	2,242
Holding gain (losses)	(6)	62	(12)	(3)	-	(30)	11
Purchases, consumption and other	122	2,780	1,250	370	243	(1,603)	3,162
Inventories at the end of the period	(165)	(550)	(355)	(43)	(4)	95	(1,022)
Costs of sales	1,483	2,733	1,283	569	639	(1,615)	5,092

d) Foreign currency assets and liabilities as of September 30, 2006 and December 31, 2005

(Stated in millions of Argentine Pesos - See Note 2.c)

Foreign currency and amount		Exchange rate	Book amount in local currency
CURRENT ASSETS				
Cash	US$	6	3.1000	19
	Eu	-	3.9314	1
	BS	19,485	0.0014	28
				48
Investments	US$	230	3.1000	712
	Rs	10	1.4276	14
				726
Trade receivables	US$	216	3.1000	670
	Rs	106	1.4276	151
	Eu	1	3.9314	5
	BS	4,175	0.0014	6
				832
Other receivables	US$	127	3.1000	395
	BS	91,162	0.0014	131
	Rs	15	1.4276	21
				547
	TOTAL 2006			**2,153**
	TOTAL 2005			**2,106**
NON-CURRENT ASSETS				
Trade receivables	US$	3	3.1000	**9**
Other receivables	US$	4	3.1000	12
	Rs	27	1.427639	39
				51
Investments	US$	89	3.1000	**277**
	TOTAL 2006			**337**
	TOTAL 2005			**163**
TOTAL ASSETS	**2006**			**2,490**
	2005			**2,269**

	Foreign currency and amount		Exchange rate	Book amount in local currency
CURRENT LIABILITIES				
Accounts payable	US$	255	3.1000	790
	Rs	15	1.4276	22
	BS	21,573	0.0014	31
	Sol	1	0.9196	1
				844
Short-term debt	US$	833	3.1000	2,581
	Bs	47,321	0.0014	68
				2,649
Payroll and social security taxes	Sol	2	0.9196	2
	BS	8,351	0.0014	12
	Rs	5	1.4276	7
	US$	9	3.1000	27
				48
Taxes payable	US$	57	3.1000	177
	Rs	11	1.4276	15
	BS	91,162	0.0014	131
				323
Other liabilities	Rs	2	1.4276	3
	US$	28	3.1000	87
				90
	TOTAL 2006			**3,954**
	TOTAL 2005			**3,019**
NON-CURRENT LIABILITIES				
Accounts payable	US$	2	3.1000	**7**
Long-term debt	US$	1,511	3.1000	**4,683**
Taxes payable	U$S	77	3.1000	239
	Rs	52	1.4276	74
				313
Other liabilities	US$	93	3.1000	**289**
	TOTAL 2006			**5,292**
	TOTAL 2005			**6,047**
TOTAL LIABILITIES	**2006**			**9,246**
	2005			**9,066**

US$

Millions of American Dollars

BS

Millions of Bolivares

RS

Millions of Reales

Sol

Millions of Peruvian Soles

EU

Millions of Euros

e) Consolidated detail of expenses incurred and depreciation for the nine-month periods ended September 30, 2006 and 2005

 (Stated in millions of Argentine Pesos - See Note 2.c)

Accounts	2005	2006			
	Total	Total	Costs	Administrative and selling expenses	Exploration expenses
Salaries and wages	294	375	163	212	-
Social security taxes	51	70	31	39	-
Other benefits to personnel	92	114	40	74	-
Taxes, charges and contributions	34	69	61	7	1
Fees and professional advisory	67	78	26	52	-
Depreciation of property, plant and equipment	930	852	784	68	-
Amortization of other assets	12	5	-	5	-
Oil and gas royalties	368	551	551	-	-
Spares and repairs	94	116	110	6	-
Geological and geophysical expenses	30	7	-	-	7
Transportation and freights	216	246	28	218	-
Construction contracts and other services	311	369	278	91	-
Impairment of unproved oil and gas properties	16	51	-	-	51
Fuel, gas, energy and other	47	49	42	7	-
Other operating costs and consumption	430	509	442	65	2
Recovery of expenses	(72)	(66)	(5)	(61)	-
				-	
Total 2006		3,395	2,551	783	61
Total 2005	2,920		2,242	648	30

f) Information about ownership in subsidiaries and affiliates as of September 30, 2006

Subsidiaries	% OF OWNERSHIP AND VOTES DIRECT	INDIRECT	BUSINESS SEGMENT
Corod Producción S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Enecor S.A.	-	53.07	Gas and Energy
EG3 Asfalto S.A.	-	75.17	Refining and Distribution
EG3 Red S.A.	-	75.82	Refining and Distribution
Innova S.A. (Brasil)	-	75.82	Petrochemical
Petrobras Energía de México S.A. de C.V. (México)	-	75.82	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	-	75.82	Corporate
Petrobras Holding Austria AG (Austria)	-	75.82	Corporate
Petrobras de Valores Internacional de España S.A. (España)	-	75.82	Corporate
Petrobras Energia S.A.	75.82	-	Corporate
Petrobras Energía Internacional S.A.	-	75.82	Corporate
Petrobras Energía Operaciones S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Petrobras Financial Services Austria GMBH (Austria)	-	75.82	Corporate
Petrobras Hispano Argentina S.A. (España)	-	75.82	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	-	75.82	Corporate
Petrobras Energía Ecuador (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
Petrobras Energia Perú S.A. (Perú)	-	75.82	Oil and Gas Exploration and Production
Petrobras Energia Venezuela S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	-	48.94	Gas and Energy
World Energy Business S.A.	-	75.82	Gas and Energy
Electricidade Com S.A. (Brasil)	-	75.82	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
World Fund Financial Services (Gran Cayman)	-	75.82	Corporate
Main affiliates - join control			
Cía. de Inversiones de Energía S.A.	-	37.91	Gas and Energy
Citelec S.A.	-	37.91	Gas and Energy
Distrilec Inversora S.A.	-	36.77	Gas and Energy
Edesur S.A.	-	20.72	Gas and Energy
Transba S.A.	-	18.31	Gas and Energy
Transener S.A.	-	20.35	Gas and Energy
Transportadora de Gas del Sur S.A.	-	20.96	Gas and Energy
Main affiliates - significance influence			
Coroil S.A. (Venezuela)	-	37.15	Oil and Gas Exploration and Production
Petrobras Bolivia Refinación S.A. (Bolivia)	-	37.15	Refining and Distribution
Inversora Mata S.A. (Venezuela)	-	37.15	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	8.66	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	-	8.66	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	-	17.51	Oil and Gas Exploration and Production
Propyme S.G.R	-	37.91	Corporate
Petrolera Entre Lomas S.A.	-	14.56	Oil and Gas Exploration and Production
Petroquímica Cuyo S.A.	-	30.33	Petrochemical
Refinería del Norte S.A.	-	21.61	Refining and Distribution
Urugua-í S.A.	-	22.24	Gas and Energy
Yacylec S.A.	-	16.85	Gas and Energy
Petroven-Bras S.A.	-	26.15	Oil and Gas Exploration and Production
Petrokariña S.A.	-	26.15	Oil and Gas Exploration and Production
Petrowayu S.A.	-	27.30	Oil and Gas Exploration and Production
Petrorileo S.A.	-	16.68	Oil and Gas Exploration and Production
Other subsidiaries			
Hidroneuquén S.A.	-	6.97	Gas and Energy
Ternoeléctrica José de San Martín S.A.	-	7.58	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	-	7.58	Gas and Energy

g) Oil and gas areas and participation in joint-ventures as of September 30, 2006

NAME	LOCATION	WORKING INTEREST (2)	OPERATOR	DURATION THROUGH
Production				
Argentina				
25 de Mayo - Medanito S.E.	La Pampa and Río Negro	100,00%	Petrobras Energía	2016
Jagüel de los Machos	La Pampa and Río Negro	100,00%	Petrobras Energía	2015
Puesto Hernández - U.T.E.	Mendoza and Neuquén	38,45%	Petrobras Energía	2016
Bajada del Palo - La Amarga Chica - U.T.E.	Neuquén	80,00%	Petrobras Energía	2015
Santa Cruz II - U.T.E.	Santa Cruz	100,00%	Petrobras Energía	2017 / 2024
Río Neuquén	Neuquén and Río Negro	100,00%	Petrobras Energía	2019
Entre Lomas	Neuquén and Río Negro	17,90%	Petrolera Entre Lomas	2016
Aguada de la Arena	Neuquén	80,00%	Petrobras Energía	2022
Veta Escondida y Rincón de Aranda - U.T.E.	Neuquén	55,00%	Petrobras Energía	2016
Santa Cruz I - U.T.E.	Santa Cruz	71,00%	Petrobras Energía	2016 / 2023
Sierra Chata	Neuquén	19,89%	Petrobras Energía	2022
Atamisqui (8)	Mendoza	100,00%	Petrobras Energía	2016
Refugio Tupungato (8)	Mendoza	100,00%	Petrobras Energía	2016
El Mangrullo	Neuquén	100,00%	Petrobras Energía	2025
Atuel Norte	Mendoza	50,00%	Tecpetrol	2016
La Tapera - Puesto Quiroga	Chubut	21,95%	Tecpetrol	2016
El Tordillo	Chubut	21,95%	Tecpetrol	2016
Aguaragüe	Salta	15,00%	Tecpetrol	2017
Foreign				
Colpa - Caranda	Bolivia	100,00%	Petrobras Energía	2029
Oritupano - Leona	Venezuela	22,00%	PDVSA (7)	2034
Acema	Venezuela	34,50%	PDVSA (7)	2037
La Concepción	Venezuela	36,00%	PDVSA (7)	2037
Mata	Venezuela	34,50%	PDVSA (7)	2037
Lote X	Perú	100,00%	Petrobras Energía Perú	2024
Bloque 18 (6)	Ecuador	70,00%	Ecuadortlc	2022
Bloque 31 (6)	Ecuador	100,00%	Petrobras Energía Ecuador	2024
Exploration				
Argentina				
Glencross (1)	Santa Cruz	96,68%	Petrobras Energía	1999
Santa Cruz I - Oeste	Santa Cruz	50,00%	Petrobras Energía	2006
Cerro Hamaca (3)	Mendoza	39,64%	Petrobras Energía	2004
Gobernardor Ayala (3)	La Pampa	22,51%	Petrobras Energía	2004
Puesto Zúñiga	Río Negro	100,00%	Petrobras Energía	2006
Coiron Amargo	Neuquén	100,00%	Petrobras Energía	2006
Cañadón del Puma	Neuquén	50,00%	Chevron San Jorge	2006
Parva Negra (4)	Neuquén	47,63%	Petrobras Energía	2001
Cerro Manrique (5)	Rio Negro	50,00%	Petrobras Energía	-
Estancia Chiripá (1)	Santa Cruz	100,00%	Petrobras Energía	2001
Enarsa 1	Argentine continental shelf	25,00%	YPF	-
CCM2	Argentine continental shelf	25,00%	YPF	-
Foreign				
Tierra Negra	Colombia	10,00%	Petrobras Colombia	2006
Tinaco	Venezuela	50,00%	Petrobras Energía Venezuela	2006
Lote 57	Perú	35,15%	Petrobras Energía Perú	2008
Lote 58	Perú	100,00%	Petrobras Energía Perú	2007
Lote 103	Perú	30,00%	Petrobras Energía Perú	2008
Lote 110	Perú	100,00%	Petrobras Energía Perú	2007
Lote 112	Perú	100,00%	Petrobras Energía Perú	2007
Lote 117	Perú	100,00%	Petrobras Energía Perú	2008

(1) Petrobras Energia has requested that the lot be declared operational with commercial operation held in suspense

(2) Indirect interest through Petrobras Energía and its subsidiaries

(3) The granting of the lots exploitation concession is under progress.

(4) The granting of the concession is under progress.

(5) The granting of the exploration permit is under progress.

(6) See Note 6 - Operations in Ecuador

(7) See Note 6 - Operations in Venezuela

(8) See Note 21

h) Combined joint-ventures and consortium assets and liabilities as of September 30, 2006 and December 31, 2005 and results for the nine-month periods ended September 30, 2006 and 2005.

     (Stated in millions of Argentine Pesos - See Note 2.c)